Exhibit 99.4

Management’s Discussion and Analysis (“MD&A”)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of February 17, 2010, should be read in conjunction with our unaudited consolidated financial statements for the year ended December 31, 2009. Unless otherwise indicated, all amounts are presented in US dollars.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Continuous disclosure materials, including our most recent Form 40-F/Annual Information Form, annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular will be available on our website at www.barrick.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology unique to the mining industry, readers should refer to the glossary on page 91.

Cautionary Statement on Forward-Looking Information and Changes in Definition of Non-GAAP Performance Measures

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results, including costs, production and returns, to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; fluctuations in the currency markets (such as Canadian and Australian dollars, South African rand, Chilean peso, Argentinean peso, Peruvian sol and Papua New Guinean kina versus US dollar); fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); changes in US dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, the Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, South Africa, Tanzania, Russia, Pakistan or Barbados or

other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increased costs associated with mining inputs and labor; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; changes in costs and estimates associated with our projects; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to Barrick’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Changes in Definitions of Non-GAAP Financial Performance Measures

We use certain non-GAAP financial performance measures in our MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A, please see the discussion under “Non-GAAP Financial Performance Measures” beginning on page 85 of our MD&A.

Adjusted Operating Cash Flow

Starting in this MD&A, we are introducing “Adjusted Operating Cash Flow” as a non-GAAP measure. We have adjusted our operating cash flow to remove the effect of “Elimination of gold sales contracts.” This settlement activity is not reflective of the underlying capacity of our operations to generate operating cash flow and therefore this adjustment will result in a more meaningful operating cash flow measure for investors and analysts to evaluate our performance in the period and assess our future operating cash flow generating capability. For a more fulsome description of this new measure, please refer to page 86 in the Non-GAAP Financial Performance Measures section of this MD&A.

Adjusted EBITDA

Starting in this MD&A, we are introducing “Adjusted EBITDA” as a non-GAAP measure. We have adjusted our EBITDA to remove the effect of “Elimination of gold sales contracts.” This settlement activity is not reflective of the underlying capacity of our operations to generate earnings and therefore this adjustment will result in a more meaningful earnings measure for investors and analysts to evaluate our performance in the period and assess our future earnings generating capability. For a more fulsome description of this new measure please refer to page 88 in the Non-GAAP Financial Performance Measures section of this MD&A.

Adjusted Net Income

In 2009, we updated the items included in our reconciliation of net income to adjusted net income for items that are not reflective of the ongoing operational results. These adjustments will result in a more meaningful adjusted net income for investors and analysts to assess our current operating performance and to predict future operating results:

•                  Added “Effect of tax rate changes” to exclude the effect of corporate income tax rate changes beyond the control of management.

•                  Added “Elimination of gold sales contracts” to exclude any gains/losses related to the elimination of the contracts. Included in this line is the loss incurred upon initial recognition of the liability and any gains/losses due to mark-to-market adjustments through the date contracts were settled.

•                  Added “Non-recurring restructuring costs” to exclude the non-recurring charges related to our Organization Review. Restructuring costs related to our mine closures are not included in this adjustment.

•                  Adjusted “Gains/losses on the disposition of long-lived assets” to “Gains/losses on acquisitions/dispositions” to include bargain purchase gains and gains on step acquisitions.

We believe that each of these changes is consistent with our definition of adjusted net income, as described in the Non-GAAP Financial Performance Measures on page 85.

Realized Price per Ounce/Pound

In 2009, we updated the items in our Reconciliation of Sales to Realized Price per ounce/pound to include export duties that are paid upon sale and currently netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance and is consistent with our definition as described in the Non-GAAP Financial Performance Measures on page 89.

Net Cash Costs/Net Cash Margin

In 2009, we changed the non-GAAP measure “total gold cash costs per ounce — full credit basis for non-gold sales” to “net cash costs per ounce” in name only. Starting in 2009, we have placed greater emphasis on our net cash costs per ounce measure because we believe that it illustrates the performance of our business on a consolidated basis and enables investors to better understand our performance in comparison to other gold producers who present results on a similar basis. As part of this emphasis, we also introduced the measure “net cash margin”, which is calculated as the difference between realized price and net cash costs per ounce, as opposed to the measure “cash margin” which was previously disclosed by us and was calculated using total cash costs per ounce.

Index

31	Business Overview

	31	Our Business
	32	Our Strategy
	32	Capability to Execute our Strategy
	36	2009 Results at a Glance
	38	2009 Business Developments
	40	Outlook for 2010

44	Market Review

50	Financial and Operating Results

	50	Review of Financial Results
	52	Review of Operating Results
	55	Reserves
	55	Review of Operating Segment Performance
	59	Review of Capital Projects
	62	Review of Significant Income and Expenses
	64	Income Tax

65	Financial Condition Review

	66	Balance Sheet Review
	67	Liquidity and Cash Flow
	70	Financial Instruments
	71	Commitments and Contingencies

73	Review of Quarterly Results

74	US GAAP Critical Accounting Policies and Estimates

82	International Financial Reporting Standards (IFRS)

85	Non-GAAP Financial Performance Measures

91	Glossary of Technical Terms

Business Overview

Our Business

Barrick’s vision is to be the world’s best gold mining company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. Guided by our five core values, behave like an owner, act with a sense of urgency, be a team player, continually improve, and deliver results, we have become the world’s preeminent gold mining company.

We have the largest market capitalization and our annual gold production and gold reserves are the largest in the industry. We also produce significant amounts of copper at some of our operating mines. We sell our production in the world market through three primary distribution channels: gold bullion is sold in the gold spot market; gold and copper concentrate is sold to independent smelting companies; and copper cathode is sold to various manufacturers and traders.

MARKET CAPITALIZATION as at December 31, 2009

($USD billions)

PROVEN AND PROBABLE GOLD RESERVES(1)

(millions of ounces)

(1) Based on most recent public information as at date noted.

Our large mineral inventory is well situated in geopolitically secure countries. Approximately 61% of our reserves are located in investment grade(1) countries, including the United States, Chile, Australia, Peru and Canada, which minimizes our concentration risk to any one country and provides a lower overall risk profile.

(1) Defined as being rated BBB- or higher by S&P.

2009 GOLD PRODUCTION(1)

(millions of ounces)

(1) Based on 2009 actual results, where available. Newmont is based on the most recent public guidance issued.

2009 TOTAL CASH COSTS(1)

($USD per ounce)

(1)	Based on 2009 actual results for Barrick, AngloGold Ashanti and Gold Fields. All others are based on the most recent public guidance issued.

We have operating mines or projects in Canada, the United States, the Dominican Republic, Australia, Papua New Guinea, Peru, Chile, Argentina, Pakistan and Tanzania. We manage our business using a regional business unit (“RBU”) structure. We have four RBUs, each of which is led by its own Regional President: North America, South America, Australia Pacific, and Africa. In addition, we have a Capital Projects group, distinct from our RBUs, to focus on managing our project pipeline. The geographic split of gold production for the year ended December 31, 2009 was as follows:

GOLD PRODUCTION BY REGION IN 2009

Our Strategy

Our core objective is to maximize long-term value for our shareholders by following a strategy that emphasizes return on capital, as well as earnings and cash flow growth, while providing full leverage of production and reserves/resources to market gold prices. To deliver on this objective, we focus on the following strategic priorities:

Financial Strength

•                  Optimize realized gold price

•                  Contain production costs

•                  Optimize return on capital expenditures

•                  Maintain a strong financial position and good liquidity

Gold Leverage

•                  Meet annual production targets

•                  Grow reserve/resource base

•                  Unhedged on all future gold production

Growth

•                  Develop advanced projects on time and on budget

•                  Acquire future growth opportunities

Responsible Mining

•                  Improve safety and environmental performance, and

•                  Maintain our social license to operate.

Capability to Execute our Strategy

Our capability to execute our strategy comes from the strength of our experienced management team, skilled workforce and organizational structure, a strong pipeline of projects that facilitates the long-term sustainability of our business, our strong financial position, and our commitment to corporate social responsibility.

Experienced Management Team, Skilled Workforce and Organizational Structure

In 2009 we experienced a number of changes in our senior management team. The Company appointed Aaron Regent, an experienced executive with combined expertise in the mining and finance sectors, as the President and Chief Executive Officer of the Company. Mr. Regent’s new leadership is complemented by an experienced senior management team with a proven track record at Barrick and within the mining industry. Strong leadership and governance are critical to the successful implementation of our core business strategies.

Acquisitions have always been an integral part of our growth strategy. Our corporate development team has demonstrated their ability to identify and acquire targets that have been successfully integrated into our operations. In 2006, we acquired Placer Dome Inc., one of the world’s largest gold mining companies, strengthening our position as the industry leader. Since then we have made a number of all cash acquisitions designed to expand our project pipeline, or increase our current production profile. These acquisitions include: a 75% interest in Cerro Casale in Chile; a 100% interest in the Kainantu exploration property in Papua New Guinea; the remaining 40% interest in our Cortez mine in the United States; the remaining 50% interests in our Storm (United States) and Hemlo (Canada) mines; and an additional 20% interest in our Porgera mine in Papua New Guinea. We have also made a number of recent divestitures that have allowed us to realize value in non-core assets that can then be redeployed into our gold portfolio. These all cash acquisitions and non-core divestitures are important to our growth strategy as they meet our goal of growing our production/reserves and resources without diluting current shareholders, thus increasing shareholder leverage to gold prices.

A skilled workforce has a significant impact on the efficiency and effectiveness of our operations, particularly our ability to meet our annual production targets and contain costs. The remote nature of many of our mine sites presents some challenges in maintaining a well-trained and skilled workforce. We continue to focus on training and development for key members of our senior mine management, technical professionals and frontline workers through our talent management processes, enhanced distance learning programs and e-learning technologies in order to meet this challenge. We have also expanded our technical training and development programs beyond our technical mining disciplines (mining, metallurgy, maintenance and geology) to include our critical support functions. This program is now improving the technical and leadership skills of over 1,000 professionals. Leadership development for key leadership positions and high potential employees will be an area of focus in the coming year in order to support our continued growth plans by maintaining a robust leadership pipeline.

We manage our business using an RBU structure to ensure that each region is able to customize corporate strategies to meet the unique conditions in which they operate. Each of our RBUs is led by its own Regional President: North America, South America, Australia Pacific, and Africa, operating as a standalone business unit with a range of functional groups. Since their inception, the RBUs have added value to our business by realizing operational efficiencies in the region, allocating resources more effectively and understanding and better managing the local business environment, including labor, consumable costs and supply and government and community relations.

In the second half of 2009 we completed an internal organization review with the objective of improving organizational efficiency and strengthening our RBU structure. This review was focused on ensuring clear alignment within the Company on key priorities, that appropriate resources were in place to support these priorities and that there was clarity around roles and responsibilities. An additional goal was to identify ways to simplify work practices and reduce our overall general and administrative cost structure.

Key results of the review included:

•        Elimination of identified areas of overlap;

•        More responsibility and accountability at the RBU level; and

•        A net reduction of about 80 positions, primarily at our corporate office in Toronto.

Exploration and Development of New Mines

Our inventory of exploration and development projects represents an important component of our long-term strategy of growing our reserves and resources. We have an Exploration Group that is focused on finding new discoveries, adding reserves and resources at our existing mines and identifying and delivering exploration upside following acquisitions. We have been successful in adding reserves as a company. Since 1990, we have spent approximately $2 billion on exploration, which has resulted in the discovery of approximately 135 million ounces of reserves, substantially more than the 99 million ounces that we have produced in the same time period. The per ounce cost of reserve additions of approximately $16 has added substantial value to the Company. We prioritize exploration targets to optimize the investment in our exploration programs and are currently focused on Nevada, Chile and Papua New Guinea, where we believe there is excellent potential to make new discoveries and to expand reserves and resources at our existing mines and projects.

RESERVES AND RESOURCES (millions of ounces)

Building new mines is key to our long-term goal of increasing profitability and building long-term shareholder value. It can take a number of years for a project to move from the exploration stage through to mine construction and into production and this time frame has increased in recent years, as considerable opposition to new mining projects can develop from institutional NGOs or unstable political climates. The development of a new mine requires successful permitting and government relations, community dialogue and engagement, and significant financial and human capital. This significant increase in the timeline and cost of developing projects is reflected in our business strategy by ensuring that we have an inventory of projects combined with effective management of current operating mines.

The projects in our portfolio are at various stages of development, ranging from scoping to feasibility to construction. We have a dedicated Capital Projects group to focus on managing our large projects through this process, up to and including the building of new mines. This specialized group manages all project activities up to and including the commissioning of new mines, at which point responsibility for mine operations is handed over to the RBUs. Over the past five years, we have built seven new projects on time and near budget, namely Tulawaka, Lagunas Norte, Veladero, Cowal, Ruby Hill, Buzwagi and Cortez Hills. We expect that this experience will allow us to develop the two projects currently at an advanced stage (Pueblo Viejo and Pascua-Lama), which we expect to be commissioned over the next three years and which are expected to contribute significant low cost production.

Financial Strength

The recent global economic crisis has underlined the importance of maintaining adequate levels of liquidity and a strong balance sheet. We actively manage our liquidity by focusing on maintaining and growing operating cash flows; effective capital allocation, including prioritization of capital projects; and putting in place financing, when appropriate, for our capital needs. Of critical strategic importance is the ability to optimize capital employed through an effective and efficient capital allocation process. Ownership of Barrick’s capital allocation processes and standards is provided by a Business Strategy and Capital Allocation group. Through this group, the capital allocation strategy for the Company is developed and regularly updated by compiling and analyzing information regarding spend alternatives and opportunities. Capital is deployed in alignment with the strategic priorities of the Company, and appropriate performance management activities are in place to ensure that expected returns on capital are achieved.

In 2009, we completed a $4.0 billion equity offering and completed two debt issues, totaling $2.0 billion, while maintaining our S&P “A” credit rating. This capital enabled us to eliminate all of our Gold Hedges(2) and a significant portion of our Floating Contracts(2), providing our investors with full leverage to gold prices. Our strong balance sheet and ability to generate significant operating cash flows in a high gold price environment should enable us to maintain our strong financial position and good liquidity, and to fund our development projects and acquisitions.

(2)

The Gold Hedges are fixed price (non-participating) gold contracts and the Floating Contracts are floating spot-price (fully-participating) gold contracts. The Gold Hedges, together with the Floating Contracts, comprise the “Gold Sales Contracts”.

Corporate Responsibility

Operating in a socially responsible manner is critical in maintaining a license to operate in our industry. We are committed to making a positive difference in the communities in which we live and work. We recognize that responsible behavior is our calling card, creating opportunities to generate greater value for our shareholders, while at the same time fostering sustainable development in the communities and countries where we operate. In 2009, we were named to the Dow Jones Sustainability World Index (DJSI), ranking the Company as a top performer in corporate social responsibility worldwide for the second consecutive year. The renewed listing on the index reinforces Barrick’s position among the most sustainability-driven companies in the world.

Responsible environmental management is central to our success as a leading gold mining company. In order to accomplish this goal across our 26 mines and four regions, we have an Environmental Management System which guides all of our sites. We have also developed and are continuing to develop specific performance standards. Our new Global Water Conservation Standard, completed in 2008, is now being implemented as a company-wide priority. In 2009, we drafted three additional Standards, including a Biodiversity Standard, a Mine Closure Standard and an Incident Reporting Standard, which are currently being implemented. In certain respects, these Standards exceed regulatory requirements and represent industry best practices.

Barrick was a leading participant in the development of the International Cyanide Management Code and, by the end of 2009, we had achieved Cyanide Code certification at 19 of our 26 operations. Of the balance, four do not currently use cyanide and the remaining three are working towards certification, which we expect they will receive before the end of 2012.

Barrick recognizes the risks that climate change represents to society and to our long-term success. We have adopted a Climate Change program with a focus on energy efficiency and the use of renewable energy to reduce the Company’s carbon footprint.  The program builds on energy efficiency programs and renewable energy projects already underway at our operations and embeds climate change considerations into business management processes and investment decision-making. All 26 Barrick mines have conducted energy self-assessments and are working toward greater energy efficiency and conservation. A small hydroelectric project in Chile’s Atacama Desert was brought on line in 2009. This end-of-pipe power generator produces power from water pumped 90 km to the minesite from the Negrillar aquifer at the base of the Andes. The underground mines in Nevada have successfully implemented bio-diesel use which has the combined benefit of reduced GHG emissions and lower particulate matter in engine exhaust.

We believe that the health and safety of our workers is fundamental to our business. Our vision is: “Every person going home safe and healthy every day”. We are committed to the identification and elimination or control of workplace hazards for the protection of ourselves and others. Our long-term goal is to be a zero incident company.

For us to succeed in fulfilling this goal, we:

•        Provide the expertise and resources needed to maintain safe and healthy working environments;

•        Established clearly defined safety and occupational health programs and measure safety and health performance, making improvements as warranted;

•        Operate in accordance with recognized industry standards, while complying with applicable regulations;

•        Investigate the causes of accidents and incidents and develop effective preventative and remedial action;

•        Train employees to carry out their jobs safely and productively;

•        Maintain a high degree of emergency preparedness; and

•        Require that vendors and contractors comply with our applicable safety and health standards.

2009 Results at a Glance

Financial Highlights for the Years Ended December 31(1)

(in millions, except where indicated)	2009	2008	$ Change	% Change
Sales	$8,404	$7,913	$491	6%
Net income	(4,274)	785	(5,059)	(644)%
Per share	(4.73)	0.90	(5.63)	(626)%
Adjusted net income	1,810	1,661	149	9%
Per share	2.00	1.90	0.10	5%
EBITDA	(2,514)	2,347	(4,861)	(207)%
Adjusted EBITDA	3,419	2,347	1,072	46%
Operating cash flow	(2,322)	2,254	(4,576)	(203)%
Adjusted operating cash flow	2,899	2,254	645	29%
Cash and equivalents	$2,564	$1,437	$1,127	78%

(1) The amounts presented in this table include the results of discontinued operations.

Financial Results

•   Net loss of $4.3 billion, reflecting the decision to eliminate our Gold Hedges and Floating Contracts

•   Adjusted net income of $1.8 billion, a 9% increase over the prior year largely due to higher cash margins with the rise in realized gold prices and continuing the five year trend of increasing adjusted net income

•   Net outflow of $2.3 billion of operating cash flow, reflecting the $5.2 billion spent on settlement of our Gold Hedges and a significant portion of our Floating Contracts

•   Record $2.9 billion of adjusted operating cash flow, a 29% increase over the prior year largely reflecting growing cash margins and the continuing trend of robust cash flows from operations

•   EBITDA of $(2.5) billion reflecting the elimination of our Gold Hedges and Floating Contracts

•   Adjusted EBITDA of $3.4 billion, a 46% increase over the prior year largely due to higher cash margins with the rise in realized gold prices and a new high for the Company

•   Maintained the only “A” credit rating in the industry (as established by S&P) after issuing $4 billion in equity and $2 billion in debt during 2009

•   $2.6 billion in cash at year end and an undrawn credit facility of $1.5 billion

•   Net debt increased to $4.4 billion, a 51% increase over the prior year largely due to the debt issued to settle the gold sales contracts and the remaining obligation to settle the Floating Contracts. The increase in net debt over the past five years has moved in line with our activities to invest in our business, through building new projects and making all cash acquisitions.

ADJUSTED NET INCOME ($USD millions)

ADJUSTED OPERATING CASH FLOWS ($USD millions)

ADJUSTED EBITDA ($USD millions)

NET DEBT AND INVESTING ACTIVITIES ($USD millions)

Operational Highlights for the Years Ended December 31(1)

	2009	2008	$ Change	% Change
Gold produced (000s ounces)	7,423	7,657	(234)	(3)%
Realized price ($ per ounce)	$985	$872	$113	13%
Net cash costs ($ per ounce)	$363	$337	$26	8%
Total cash costs ($ per ounce)	$466	$443	$23	5%
Copper produced (millions of pounds)	393	370	23	6%
Total cash costs ($ per pound)	$1.17	$1.19	$(0.02)	(2)%

(1) The amounts presented in this table include the results of discontinued operations.

Gold Leverage

•   7.4 million ounces of production, once again the largest in the industry, within our original guidance range, 3% lower than the prior year

•   Gold total cash costs of $466 per ounce were within our original guidance range, 5% higher than the prior year

•   Realized gold prices increased 13% in 2009 to $985 per ounce, an all-time annual high

•   Cash margins increased by 21%, reflecting an increasing trend over the past five years

•   Eliminated our Gold Hedges, giving us full leverage to gold price appreciation

•   Copper production of 393 million pounds at lower cash costs than the previous year, continues to provide excellent margin contribution to our gold business

Growth

•   Buzwagi entered into production in May 2009, contributing 189 thousand ounces at total cash costs lower than the Company average

•   Significant progress on our advanced projects

•   Cortez Hills expected to start production in first quarter 2010(3)

•   Pueblo Viejo on track to commence production in fourth quarter 2011, with expanded capacity and within its revised $3.0 billion pre-production capital budget

•   Decision to construct Pascua-Lama project in May 2009, with first production expected in first quarter 2013

•   Acquired an additional 50% interest in our Hemlo mine in Canada

•   Grew industry’s largest reserves to 139.8 million ounces

Responsible Mining

•   Included in Dow Jones Sustainability Index (World and North America) for the second consecutive year

•   19 of 22 operations using cyanide have been certified under the International Cyanide Management Code, with the other three expected to be certified by the end of 2012

•   25% improvement in Lost Time Injury incidents in 2009

(3)

In December 2009, the appeal of the denial of a preliminary injunction sought by certain opponents of the Cortez Hills Project was denied in part and granted in part. As a result, the Company has sought a limited injunction that would restrict groundwater pumping to current levels and enjoin trucking of refractory ore (representing approximately 3% of the ore) to Goldstrike pending completion of a supplemental EIS. The plaintiffs have sought a broader injunction that would enjoin further construction and operation of the Project pending completion of the supplemental EIS.

GOLD PRODUCTION (000s of ounces)

GOLDEN MARGIN ($USD per ounce)

COPPER PRODUCTION (millions of pounds)

GOLD REVENUES AND REALIZED PRICES ($USD millions and per ounce)

2009 Business Developments

Elimination of Gold Sales Contracts

In 2009, we eliminated our Gold Hedges and a substantial portion of our Floating Contracts. We made this strategic decision to gain full leverage to the gold price on all future production due to an increasingly positive outlook on the gold price and continuing robust gold supply/demand fundamentals. In addition, we believe that the Gold Sales Contracts were adversely impacting Barrick’s appeal to the broader investment community and, hence, its share price performance.

Our Gold Hedges were fixed price contracts which did not participate in gold price movements. At the time we announced the plan to eliminate them, our Gold Hedges totaled 3.0 million ounces with a mark-to-market (“MTM”) position (calculated at a spot price of $993 per ounce) of negative $1.9 billion.

Our Floating Contracts are essentially Gold Hedges that have been offset against future movements in the gold price but not yet settled. At the time we announced the plan to eliminate a significant portion of our Floating Contracts, they had a MTM position of negative $3.7 billion. This liability does not change with gold prices and is therefore economically similar to a fixed US dollar obligation as it is only subject to interest rate risk. No activity in the gold market is required to settle our Floating Contracts and we fully participate in any subsequent increase in the price of gold. As at December 31, 2009, the obligation relating to the Floating Contracts has been reduced to approximately $0.7 billion. The obligations related to the Floating Contracts are non-amortizing and primarily have 10-year terms with a current weighted average financing charge of 2%—3%. Any further reductions in the obligation related to the Floating Contracts will be subject to the same capital allocation process as our other liabilities.

	Gold Hedges		Floating
($ billions, except ounce		MTM	Contracts	Total
amounts in millions)	Ounces	Liability	Liability	Liability(1)
As at September 7, 2009	3.0	$1.9	$3.7	$5.6
MTM adjustment(2)	—	0.2	—	0.2
Ounces eliminated/net proceeds used to date	(3.0)	(2.1)	(3.0)	(5.1)
Remaining liability as at December 31, 2009	—	$—	$0.7	$0.7

(1)	The total liability excludes a $0.1 billion settlement obligation for silver sales contracts.
(2)	The change in liability is net of an increase in the MTM of the Gold Hedges of $0.3 billion and $0.1 billion of certain balance sheet reclassifications.

New Sources of Capital

Equity Offering

In September 2009, we completed an equity bought deal offering of 109 million common shares at a price of $36.95 per common share for net proceeds of $3.9 billion (the “Common Share Offering”), which was used to eliminate the Gold Hedges and a portion of the Floating Contracts. The Common Share Offering was the largest equity bought deal in Canadian history and underscores the investor appetite for our stock. The increase in our common shares outstanding to 983 million shares represented a dilution to the ownership interests of shareholders prior to the Common Share Offering of approximately 12%. This dilution will have a similarly dilutive impact on our earnings per share performance on a go forward basis.

Debt Offerings

In March 2009, we issued an aggregate of $750 million of 10 year notes with a coupon rate of 6.95% for general corporate purposes. The notes are unsecured, unsubordinated obligations and will rank equally with our other unsecured, unsubordinated obligations

In October 2009, we issued $1.25 billion in debt securities comprised of: $400 million of 4.95% notes due 2020 and $850 million of 5.95% notes due 2039 (the “Debt Offering”). The net proceeds from this transaction were used to fund a further reduction of our Floating Contracts. We continue to maintain the only “A” credit rating in the industry following these transactions.

Silver Agreement

In September 2009, we entered into an agreement with Silver Wheaton Corp. (“Silver Wheaton”) to sell a portion of the life-of-mine silver production from the Pascua-Lama project and silver production from the Lagunas Norte, Pierina and Veladero mines until Pascua-Lama is in production. Silver Wheaton has made a cash payment of $212.5 million and will make further payments for a total cash deposit of $625 million, plus an ongoing payment for each ounce of silver delivered under the agreement.

The upfront payment stream allows us to monetize some of Pascua-Lama’s value immediately, which also enhances the overall return on investment of Pascua-Lama and leaving us with significant exposure on the remaining silver production from Pascua-Lama. We commenced the sale of silver to Silver Wheaton from the Lagunas Norte, Pierina and Veladero mines effective September 1, 2009.

Project Financing

We continue to work towards obtaining project financing for our Pueblo Viejo and Pascua-Lama projects. This external financing will assist in funding the large capital cost associated with building these mines at terms that meet our internal return on capital metrics.

Advanced Project Development

Buzwagi Production Start-up

Mine construction of our Buzwagi project in Tanzania was completed in May 2009, on time and in line with budget, and the mine has since contributed significant gold production at lower total cash costs.

Cortez Hills Commissioning

Our Cortez Hills(4) project is essentially complete and in the final stages of commissioning. The project is anticipated to be completed in line with its $500 million pre-production budget and is expected to become the seventh project in five years that we have delivered on time.

Pueblo Viejo Development

Our Pueblo Viejo project is progressing well and initial production is anticipated in the fourth quarter of 2011. The project continues to track within its budget estimate, but as a result of the plan to accelerate the expansion in processing capacity, the previously disclosed expansion capital of $0.3 billion will be brought forward such that pre-production capital is expected to be about $3.0 billion (100% basis). This will have an impact of increasing average production and lowering cash costs in the first five years of production. This project is a long life asset with an expected mine life of over 25 years.

Pascua-Lama Construction

In 2009, we began construction of Pascua-Lama with initial production expected in first quarter 2013. When complete, it is expected to be one of the lowest operating cost gold producing mines in the world. This project is a long life asset with an expected mine life of over 20 years.

Cerro Casale Advancement

We recently completed the feasibility study optimization work at our Cerro Casale joint venture project in Chile. The pre-production capital is expected to be about $4.2 billion (100% basis) with a construction period of approximately 3 years following the receipt of key permits. Cerro Casale is one of the world’s largest undeveloped gold-copper deposits.

Acquisitions and Divestitures

IPO of African Gold Mining Operations

On February 17, 2010, our Board of Directors approved a plan to create African Barrick Gold, a new company whose equity it will seek to list with the United Kingdom Listing Authority and to admit to trading on the London Stock Exchange, subject to market conditions. The new company also intends to seek a future listing on the Dar es Salaam Stock

(4)

In December 2009, the appeal of the denial of a preliminary injunction sought by certain opponents of the Cortez Hills Project was denied in part and granted in part. As a result, the Company has sought a limited injunction that would restrict groundwater pumping to current levels and enjoin trucking of refractory ore (representing approximately 3% of the ore) to Goldstrike pending completion of a supplemental EIS. The plaintiffs have sought a broader injunction that would enjoin further construction and operation of the Project pending completion of the supplemental EIS.

Exchange in Tanzania. African Barrick Gold will hold Barrick’s African gold mines and exploration properties. The new company will offer about 25% of its equity in an initial public offering and Barrick will retain the remaining interest. The pricing and terms are yet to be determined; however, the offering is expected to be priced in late March, with closing expected to occur by the end of March.

Acquisitions

In February 2010, we agreed to acquire an additional 25% interest in the Cerro Casale project in Chile from Kinross Gold Corporation for consideration of $475 million, comprised of $455 million cash and the elimination of a $20 million contingent obligation which was payable by Kinross to Barrick on a production decision, thereby increasing our interest in the project to 75%.

Also in February 2010, we entered into an Implementation Agreement with Tusker Gold Limited (“Tusker”) setting out the basis of a takeover bid for net consideration of approximately $75 million. Tusker holds the other 49% interest in our Nyanzaga joint venture in Tanzania. If and when acquired, Tusker will be held in African Barrick Gold.

In September 2009, we completed the acquisition of 50% interest in the Valhalla oil and gas field, which is close to our existing Sturgeon Lake field, for total cash consideration of $53 million. This transaction was considered an asset purchase. This asset acquisition will increase the production capacity of Barrick Energy by approximately 900 boe/day in 2010.

In April 2009, we acquired the remaining 50% interest in the Williams and David Bell gold mines (“Hemlo”) for cash consideration of $50 million, thereby increasing our interest to 100%.

Asset Sales

In December 2009, we committed to a plan to dispose of our Osborne mine in Australia and we expect to finalize a transaction in first half of 2010. In July 2009, we sold our Henty mine also in our Australia Pacific operating segment for consideration of $4 million cash and $2 million in Bendigo Mining Limited shares. Both of these mines were nearing the end of their planned life.

Outlook for 2010

2010 Guidance Summary

	2009	2010
	Actual(1)	Guidance

Gold
Production (millions of ounces)	7.4	7.6 – 8.0
Cost of Sales	3,431	3,400 – 3,800
Net cash costs ($ per ounce)(2)	363	345 – 375
Total cash costs ($ per ounce)	466	425 – 455
Amortization ($ per ounce)	119	130 – 135
Copper
Production (millions of pounds)	393	340 – 365
Cost of sales	444	440 – 460
Total cash costs ($ per pound)	1.17	1.10 – 1.20
Amortization ($ per pound)	0.20	0.20 – 0.25
Other amortization and accretion	140	125
Corporate administration	171	155
Exploration expense	144	170 – 180
Project expense, net (including equity)(3)	178	210 – 230
Other expense	359	280 – 300
Interest income	10	15
Interest expense	57	190 – 220
Capital expenditures — minesite sustaining	784	1,000 – 1,200
Capital expenditures — minesite expansion	60	225 – 275
Capital expenditures — projects(4)	1,514	1,600 – 1,800
Effective income tax rate	29%	30%

(1)	The amounts presented in this table include the results of discontinued operations.
(2)	Assuming a copper price of $2.75 per pound.
(3)	Represents Barrick’s share of expenditures.
(4)	Represent’s Barrick’s share of expenditures including capitalized interest of about $250 million in 2010 (2009: $257 million).

2010 Guidance Analysis

Production

We prepare estimates of future production based on mine plans that reflect the expected method by which we will mine reserves at each site. Actual gold and copper production may vary from these estimates due to a number of operational factors, including if the volume and/or grade of ore mined differs from estimates, which could occur because of changing mining rates, ore dilution, varying metallurgical and other ore characteristics, and/or short-term mining conditions that require different sequential development of ore bodies or mining in different areas of the mine. Certain non-operating factors may also cause actual production to vary from guidance, including litigation risk, the regulatory environment and the impact of global economic conditions. Mining rates are also impacted by various risks and hazards inherent at each operation, including natural phenomena, such as inclement weather conditions, floods and earthquakes, and unexpected civil disturbances, labor shortages or strikes.

We expect 2010 gold production to increase from its 2009 level of 7.4 million ounces to about 7.6 to 8.0 million ounces subject to the US District Court allowing Cortez Hills to operate consistent with Barrick’s motion for a limited preliminary injunction of activities. This is 0.1 million ounces lower than previously disclosed, reflecting Barrick’s reduced equity interest in production from African Barrick Gold. Increased gold production is expected primarily in North America and Africa as a result of a full year of production from both Cortez Hills and Buzwagi, respectively, as well as in South America as a result of the completion of the overland conveyor, crusher expansion and higher ore grades at Veladero; partly offset by lower production in Australia Pacific due to the divestiture of Henty during 2009, the planned divestiture of Osborne in Australia and the impact of the IPO of our African gold mining operations. Production in 2010 is expected to be higher than 2009 throughout the year, in the first half principally due to Veladero and Buzwagi, and in the second half principally due to Cortez and Goldstrike, with overall production levels higher in the second half of the year. Production for 2011 is expected to be in a similar range to 2010.

Decreased copper production is expected from 393 million pounds in 2009 to about 340 to 365 million pounds due to the planned divestiture of the Osborne mine in the second half of 2010. Accordingly, copper production is expected to be weighted to the first half of 2010.

Cost of Sales, Net Cash Costs and Total Cash Costs

We prepare estimates of cost of sales, net cash costs and total cash costs based on expected costs associated with mine plans that reflect the expected method by which we will mine reserves at each site. Cost of sales, net cash costs and total cash costs per ounce/pound are also affected by ore metallurgy that impacts gold and copper recovery rates, labor costs, the cost of mining supplies and services, foreign currency exchange rates and stripping costs incurred during the production phase of the mine. In the normal course of our operations, we attempt to manage each of these risks to mitigate, where possible, the effect they have on our operating results. The following table provides a reconciliation of our cost of sales guidance to our net cash costs and total cash costs guidance.

Cost of sales applicable to gold is expected to be in the range of $3.4 to $3.8 billion and total cash costs are expected to be in the range of $425 to $455 per ounce. Gold total cash costs in 2010 are forecast to be about 5% lower than 2009 primarily due to higher production levels from an increase in recovery rates, a decrease in waste tons mined, higher silver and copper by-product credits due to increases in realized prices, and lower expected maintenance costs due to a general focus on cost reduction and effectiveness of our maintenance programs. These cost decreases are expected to be partly offset by lower tons processed, higher royalties and production taxes due to higher spot prices for gold and copper, and higher energy costs. Total gold cash costs and net cash costs for 2010 include forecasted currency and fuel hedge net gains of about $11 per ounce based on a spot oil price assumption of $75 per barrel (WTI) and a U.S. dollar to Australian dollar exchange rate assumption of $0.90.

Gold total cash costs during the year are expected to vary due to mine sequencing. Total cash costs are expected to be higher in the second quarter of 2010 due to the production mix, but year over year total cash costs are expected to decrease, particularly in the second half of 2010 with the mining of higher ore grades at Cortez and Goldstrike. Total cash costs for 2011 are expected to be slightly higher after factoring in inflation and subsequently are expected to benefit from lower cost projects, primarily Pascua Lama and Pueblo Viejo, as these come on stream.

TOTAL CASH COSTS PER OUNCE(1)

(1)          Chart depicts approximate impacts of each category on total cash costs per ounce.

Cost of sales applicable to copper is expected to be about $440 to $460 million. Total cash costs are expected to be in the range of $1.10 to $1.20 per pound for copper. Total cash costs for copper are expected to be approximately $0.04 per pound lower than 2009, primarily as a result of the reduction in the price of sulfuric acid at Zaldívar.

Net cash costs are expected to be in the range of $345 to $375 per ounce(5), as the expected copper margin is expected to be approximately $80 per ounce.

(5)          Assuming a copper price of $2.75 per pound

Reconciliation of Cost of Sales Guidance to Total Cash Costs per Ounce/Pound and Net Cash Costs per Ounce Guidance

	Gold	Copper

Cost of sales ($ millions)	$3,400 – $3,800	$440 – $460
Production (millions of ounces/lbs)	7.6 – 8.0	340 – 365

Total cash costs ($ per ounce/per lb)	$425 – $455	$1.10 – $1.20

Expected copper margin per ounce(1)	~$80

Net cash costs ($ per ounce)	$345 – $375

(1) Assuming a copper price of $2.75 per pound

Exploration

Higher costs are expected in 2010 primarily reflecting ongoing mine site reserve and resource development programs, principally at Cortez, Turquoise Ridge and Porgera.

Project Expenses

Project expenses are classified under a combination of project expenses and equity method investments on our income statement. The timing of the funding for project expenditures through equity method investments and the subsequent expense recognition vary. The funding is initially recorded as an increase in the carrying amount of our investment. Our share of expenses is recognized as amounts are spent on the projects through “equity investees” in our consolidated statement of income.

In aggregate, we expect to expense approximately $210 to $230 million for our share of expenditures in 2010, compared to actual 2009 expense of $178 million. Our expected project expenses are primarily attributable to our commitment to complete feasibility studies at Reko Diq, Donlin Creek and Kabanga; further project optimization at Cerro Casale; the cost of studies to evaluate additional reserve and resource potential at Cortez Hills; and project feasibility studies at Lagunas Norte.

Other

The expected decrease in other expenses is primarily due to restructuring costs and non-hedge derivative and currency translation losses incurred in 2009 not presently expected to reoccur, as well as lower regional business unit costs expected in 2010.

Interest Income and Interest Expense

We expect slightly higher interest income in 2010 primarily due to higher average cash balances. We expect higher interest expense in 2010 due to higher annualized interest expense attributable to the $2 billion in debt securities issued in 2009 and project financing for the Pueblo Viejo expected to be finalized in 2010 and Pascua-Lama shortly thereafter. We also expect less interest to be capitalized mainly as a result of the startup of operations at Cortez Hills.

Capital Expenditures

Projects

The expected increase in our share of capital expenditures from $1,514 million in 2009 to about $1,600 to $1,800 million in 2010 is mainly due to accelerated construction activities at the Pueblo Viejo and Pascua-Lama projects, partly offset by the completion of the Cortez Hills and Buzwagi projects.

Expansion

The expected increase in expansion capital relates to development projects at Goldstrike, Bald Mountain, Golden Sunlight and Cortez in North America, and Veladero and Lagunas Norte in South America.

Sustaining Capital

Sustaining capital expenditures for the mine sites and corporate and regional offices are expected to increase from 2009 expenditure levels of $784 million to about $1,000 to $1,200 million, primarily due to mine development, pit dewatering, leach pad and tailings pond expansion, and other projects designed to improve plant capacity and/or efficiency. Capital expenditures for drilling at Barrick Energy are also expected to increase, to take advantage of the Alberta government drilling incentives.

Income Tax Rate

Our underlying expected effective tax rate excludes the impact of currency translation gains/losses and changes in tax valuation allowances. We do not anticipate any significant change in our underlying effective tax rate for 2010.

Outlook Assumptions and Economic Sensitivity Analysis

	2010 Guidance	Hypothetical	Impact on	Impact on EBITDA
	Assumption	Change	Total Cash Costs	(millions)
Gold revenue	$1,050/oz	$50/oz	n/a	$380 – $400
Copper revenue	$2.75/lb	$0.25/lb	n/a	$85 – $90
Gold total cash costs
Gold royalties and production taxes	$1,050/oz	$50/oz	$2/oz	$14
Crude oil price(1)	$75/bbl	$10/bbl	$1/oz	$8
Australian dollar exchange rate(1)	0.90 : 1	10%	—	—
Argentinean peso exchange rate	4 : 1	10%	$1/oz	$9
Copper total cash costs
Crude oil price(1)	$75/bbl	$10/bbl	$0.01/lb	$3
Chilean peso exchange rate	525 : 1	10%	$0.01/lb	$5

(1) Due to hedging activities we are largely protected against changes in these factors.

Market Review

In 2009, the global economy once again experienced a tumultuous year, as many commodity and stock market indices experienced historically high levels of volatility in the face of the global economic downturn and the subsequent start of the recovery process. Financial market conditions improved in the latter half of the year as global credit markets started to ease up, investor confidence began to return and many economies returned to positive growth. However, global unemployment rates are still high, global monetary conditions remain at historic lows and the prospects for a sustained recovery remain uncertain.

During the year, the US dollar was generally in decline, primarily as a result of the low interest rates offered on US dollars, investment into riskier assets, and concerns about the level of US government borrowings and deficits. Gold has historically been inversely correlated to the US dollar and that trend continued in 2009, with gold prices trading to all-time highs in a number of major currencies.

In 2009, we sold all our gold production in the spot market at market prices, providing shareholders with maximum leverage to gold prices, which allowed us to capitalize on record high gold prices. A weakening US dollar, while acting as a catalyst to higher market gold prices, also causes costs denominated in other currencies to rise when reported in US dollar terms. To the extent costs in other currencies are not hedged, the growth in gross margins from higher gold prices is eroded by appreciation in US dollar terms of those costs. To provide better leverage to market gold prices and secure higher cash margins in a rising gold price environment, we have hedged a significant portion of our input costs that are sensitive to a decline in the US dollar, particularly operating costs denominated in Australian dollars and fuel prices. Our strategy of being fully leveraged to market gold prices while hedging our exposure to input costs that are sensitive to a decline in the US dollar helped us to grow cash margin from gold sales in 2009 as US dollar weakness contributed significantly to higher market gold prices. Should gold prices decline due to US dollar appreciation, then we would not participate under this strategy from depreciating costs in other currencies since the currency component of those costs has been fixed. This strategy has the result of increasing the upside potential to generate better cash margins in a rising gold price environment, to the extent US dollar gold price increases are driven by US dollar currency depreciation.

Gold

The market price of gold is the most significant factor in determining the earnings and cash flow generating capacity of Barrick’s operations. The price of gold is subject to volatile price movements over short periods of time, especially in the current market environment, and is affected by numerous industry and macroeconomic factors that are beyond our control. Gold price volatility remained high in 2009, with the price ranging from $803 to $1,227 per ounce during the year. The average market price for the year of $972 per ounce was an all-time high. The market price of gold has been influenced by low US dollar interest rates, volatility in the credit and financial markets, investment demand and the monetary policies put in place by the world’s most prominent central banks. As a result of the global easing of monetary policy, as well as increases in announced government spending, particularly in the US, we believe that there is a possibility that both inflation and US dollar depreciation could emerge in the coming years. Gold is viewed as a hedge against inflation and has historically been inversely correlated to the US dollar. Therefore, higher inflation and/or depreciation in the US dollar should be positive for the price of gold. While gold prices have come down and the US dollar has strengthened slightly in early 2010, we believe this to be a short-term movement and the long-term upward trend in prices will continue.

Average MONTHLY SPOT GOLD PRICES VS. USD INDEX

Throughout 2009, we have continued to see increased interest in holding gold as an investment, through global Exchange Traded Funds (ETFs), exchange holdings and coins. This was evidenced by the increased volumes held by ETFs and also the backlog that mints worldwide had in meeting consumer demand for gold coins.

GOLD ETF HOLDINGS(1) as at December 31

(millions of ounces)

(1)	Includes the holdings of GBS (ASX), GBS (LSE), NewGoPld (JSE), GLD (NYSE), IAU (Amex), ZKB (Swiss), ETFS (London), XETRA (DAX), Julius Baer (SWX), ETFS (NYSE), CS-XMTCH (SIX), UBS-IS (USD).

We believe that the outlook for global gold mine production will be one of declining supply in the years to come. The industry has seen a declining trend over much of the past decade, and although there has been an increase in 2009, we expect a decline over the long term. The primary drivers for the global decline are a trend of lower grade production by many producers; increasing delays and impediments in bringing projects — especially large-scale projects — to the production stage; a lack of global exploration success in recent years; and a scarcity of new, promising regions for gold exploration and production. A decrease in global industry production raises the potential for a higher sustainable long-term gold price.

INDUSTRY GOLD PRODUCTION

(millions of ounces)

Source: GFMS

Gold sales from the official sector under the Central Bank Gold Agreement (CBGA) also have a significant impact on gold prices. Sales for the year ended in September 2009 were about 70% below the 500 tonnes full-year quota. A renewed CBGA took effect in September 2009 upon the expiry of the previous accord, with the quota lowered to 400 tonnes per year over this 5-year agreement. This renewal is structured to accommodate the expected sales of up to 403 tonnes of gold from the International Monetary Fund (IMF). Net official sector sales have been declining in recent years and during the final three quarters of 2009, central banks became net buyers. In November 2009, the IMF announced the sale of 200 tonnes of gold to the Reserve Bank of India and earlier in the year China announced that it has added more than 400 tonnes to its reserves since the last report of their holdings in 2003.

OFFICIAL SECTOR GOLD SALES

(tonnes)

Source: World Gold Council and GFMS

The reserve gold holdings of emerging market countries, such as the BRIC countries (Brazil, Russia, India, and China), are significantly lower than the reserve holdings of more developed countries. The central banks of these developing economies hold a significant portion of their reserves in US dollars and as they identify a need to diversify their portfolio and reduce their exposure to the US dollar, we believe that gold will be one of the main benefactors. In conjunction with the below quota selling of gold under the CBGA, which is expected to continue in the current year of the agreement, these recent purchases of gold by global central banks provide a strong indication that the view of gold as a reserve asset is returning to favor.

OFFICIAL GOLD HOLDINGS as at December 31, 2009

(% of reserves)

Source: World Gold Council

Copper

Copper prices generally rose throughout 2009, as London Metals Exchange (LME) copper prices traded in a wide range of $1.37 to $3.37 per pound, averaging $2.34 per pound, and closing the year at $3.33 per pound. Our realized price of $3.16 per pound in 2009 exceeded LME spot prices by $0.82 per pound due to the benefit from our copper hedging program. Copper’s rise during the year occurred mainly as a result of strong Chinese demand and increasingly positive sentiments about the prospects of future global economic expansion, including the expected impact on copper demand from government stimulus spending on infrastructure projects. Copper prices should continue to be positively influenced by demand from Asia, a return to global economic growth, the limited availability of scrap metal and production levels of mines and smelters in the future.

Utilizing option collar strategies, we have put in place floor protection on approximately 80% of our expected copper production for 2010 at an average price of $2.19 per pound but can fully participate in copper price upside on approximately 100% of our expected 2010 copper production up to a maximum average price of $3.63 per pound.

AVERAGE MONTHLY SPOT COPPER PRICES
(dollars per pound)

Silver

Silver traded in a range of $10.35 to $19.46 per ounce in 2009, averaged $14.70 per ounce and closed the year at $16.87 per ounce. Despite weak industrial demand, silver managed to rise during the year due to very strong investor demand. The ounces held by major global ETFs increased by 123 million ounces during the year with holdings totaling 396 million ounces at the end of 2009. The silver market is currently in surplus and while a return to global economic growth will help improve industrial demand, the primary influence of prices should continue to be investor demand.

In Q3 2009, the Company eliminated all of its silver sales hedge contracts at a total cost of $114 million. This amount was paid from the Company’s cash balances.

In September 2009, the Company entered into a transaction with Silver Wheaton Corp. where we have sold 25% of the life-of-mine Pascua-Lama silver production upon the later of January 1, 2014 or completion of construction at the project, and 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until that time, for a total cash deposit of $625 million. Silver Wheaton will also make ongoing payments of $3.90 per ounce in cash (subject to a 1% annual inflation adjustment starting three years after completing construction at Pascua-Lama) for each ounce of silver delivered under the agreement.

Currency Exchange Rates

The results of our mining operations outside of the United States are affected by US dollar exchange rates. The largest single exposure we have is to the Australian dollar/US dollar exchange rate. We also have exposure to the Canadian dollar through a combination of Canadian mine operating costs and corporate administration costs and increasing exposure to the Chilean peso as a result of the construction of our Pascua-Lama project. In addition, we have exposure to the Papua New Guinea kina, Peruvian sol, and Argentinean peso through mine operating and capital costs.

In 2009, the US dollar was generally in decline, primarily as a result of the low interest rates offered on US dollars, re-leveraging by investors into riskier assets, and concerns about the level of US government borrowing and deficits. In early 2010, the US dollar experienced a small rally as money flows moved from Euros to the US dollar on the news of debt concerns for certain EMU countries. However, we feel there is more risk for the US dollar to decline from these levels, which should be supportive of gold prices.

Fluctuations in the US dollar increase the volatility of our costs reported in US dollars, subject to protection that we have put in place through our currency hedging program. In 2009, the Canadian dollar traded in a wide range of $0.77 to $0.98 and closed at $0.96 due to volatility in the global economy, as well as energy and commodity prices. The Australian dollar also experienced high volatility, trading in a range of $0.63 to $0.94 and closed at $0.90, strengthening towards the end of the year due in part to increasing interest rate differentials and higher commodity prices.

About 60—65% of our consolidated production costs are denominated in US dollars and are not exposed to fluctuations in US dollar exchange rates. For the remaining portion, our currency hedge position allows for more accurate forecasting of our anticipated expenditures in US dollar terms and mitigates our exposure to volatility in the US dollar. Over the last three years, our currency hedge position has provided benefits to us in the form of hedge gains when contract exchange rates are compared to prevailing market exchange rates as follows: 2009 — $27 million; 2008 — $106 million; and 2007 — $166 million. These gains are recorded within our operating costs. We have also recorded hedge losses increasing corporate administration costs in 2009 by $7 million (2008 — $11 million gain and 2007 — $19 million gain).

For 2010, our average Australian and Canadian dollar hedge rates are favorable when compared to the year-end market rates for these currencies. The average hedge rates vary depending on when the contracts were put in place. We are approximately 90% hedged in 2010 for expected Australian and Canadian operating costs, and sustainable and eligible project capital expenditures at rates of $0.80 and $0.93, respectively. In addition, we have hedged 83%, 68%, and 62% of our total expected 2011, 2012, and 2013 Australian expenditures at rates of $0.76, $0.74, and $0.70, respectively. Assuming market exchange rates at the December 31st levels of $0.90 and $0.95, we expect to record opportunity gains of approximately $106 million in 2010 (about $13 per ounce on total 2010 production), or approximately $97 million for the Australian dollar and approximately $9 million for the Canadian dollar. Further information on our currency hedge positions is included in note 20 to the consolidated financial statements.

A$ Currency Contracts

	A$:US$ Contracts	Effective	% of Expected
	(A$ millions)	Hedge Rate	A$ Exposure(1)
2010	1,423	0.80	93%
2011	1,322	0.76	83%
2012	964	0.74	68%
2013	750	0.70	62%

C$ Currency Contracts

	C$:US$ Contracts	Effective	% of Expected
	(C$ millions)	Hedge Rate	C$ Exposure(1)
2010	381	0.93	89%
2011	27	0.95	7%

CLP Currency Contracts

	CLP:US$ Contracts	Effective	% of Expected
	(CLP millions)(2)	Hedge Rate	CLP Exposure(3)
2010	96,240	519.21	44%
2011	60,000	507.57	27%

(1)	Includes all forecasted operating, sustainable and eligible project capital expenditures.
(2)

CLP 120,000 million collar contracts are an economic hedge on pre-production expenditures at our Pascua-Lama project with a cap and floor of 500 and 550, respectively. The CLP exchange rate was 507.57 at December 31, 2009.

(3)	Includes all forecasted operating, sustainable and forecasted project capital expenditures.

AVERAGE MONTHLY AUD$ SPOT AND HEDGE RATES

AVERAGE MONTHLY CAD$ SPOT AND HEDGE RATES

Fuel

Oil prices were volatile during 2009, trading between $34 and $82 per barrel and averaged $62 per barrel. Oil prices closed the year at $79 per barrel as the global economy appears to be returning to growth conditions.

We consume on average approximately 3.8 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Volatility in crude prices has a significant direct and indirect impact on our production costs. In order to mitigate this volatility, we employ a strategy of combining the use of financial contracts and our production from Barrick Energy to effectively hedge our exposure to high oil prices. We currently have financial contracts in place totaling 4.2 million barrels, which represents 60% of our total estimated direct consumption in 2010 and 16% of our total estimated direct consumption over the following three years. Those contracts are primarily designated for our Nevada-based mines, and have an average price of $90 per barrel. In 2009, we recorded hedge losses in earnings of approximately $97 million on our fuel hedge positions (2008: $33 million gain; 2007: $29 million gain). Assuming market rates at the December 31st level of $79 per barrel, we expect to realize opportunity losses of approximately $30 million in 2010 from our financial contracts.

Financial Fuel Hedge Summary

	Barrels(1)		% of Expected
	(thousands)	Average Price	Exposure
2010	2,340	$101	60%
2011	804	87	20%
2012	590	69	16%
2013	440	63	12%
	4,174	$90	27%

(1)          Refers to hedge contracts for a combination of WTI, WTB, MOPS and JET.

In 2010, we expect Barrick Energy to produce about 1.5 million barrels of oil equivalent at a cash cost of approximately $40 per barrel. Barrick Energy production mitigates our exposure on approximately 15% of our 2010 fuel requirements.

CRUDE OIL MARKET PRICE (WIT) (dollars per barrel)

US Dollar Interest Rates

Beginning in 2008, in response to the contraction of global credit markets and in an effort to spur economic activity and avoid potential deflation, the US Federal Reserve reduced its benchmark rate to between 0% and 0.25% . The benchmark rate was kept at this level throughout 2009. We expect that short-term rates will remain at low levels well into 2010, with the US Federal Reserve continuing to use monetary policy initiatives in an effort to keep long-term interest rates low. We expect such initiatives to be followed by incremental increases to short-term rates once economic conditions and credit markets normalize.

At present, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.6 billion at the end of the year); the mark-to-market value of derivative instruments, including our remaining Floating Contracts ($0.7 billion at December 31, 2009); the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on our variable-rate debt ($0.3 billion at December 31, 2009). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed interest costs rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments.

US DOLLAR INTEREST RATES (%)

The historically low near-term rates and the upward-sloping yield curve are enabling more consumers to avoid defaulting on debt and are helping previously at-risk financial institutions to stabilize their businesses through borrowing at low short-term rates and lending at higher medium-to-long term rates. This yield curve impacts the net amounts of interest income and expense since our debt issuances were set at predominantly 10-year and 30-year interest rates, while our cash and equivalents balances are generating interest income at lower rates in the 30 to 90 day range.

If shorter term interest rates rise, this should result in us generating higher amounts of interest income on our cash balances, while our interest expense is largely at fixed rates and insensitive to increasing interest rates.

Financial and Operational Results

Review of Financial Results(1)

($ millions, except per share data in dollars) For the years ended December 31	2009	2008	$ Change	% Change	2007
Revenues	$8,404	$7,913	491	6%	$6,332
Net income/(loss)	(4,274)	785	(5,059)	(644)%	1,119
Per share(2)	(4.73)	0.90	(5.63)	(626)%	1.29
Net income/(loss)	(4,274)	785	(5,059)	(644)%	1,119
Elimination of gold sales contracts	5,901	—	5,901	100%	—
Effect of tax rate changes	59	—	59	100%	—
Impairment charges related to goodwill, property, plant and equipment, and investments	259	899	(640)	(71)%	59
Gains on acquisitions/dispositions	(85)	(178)	93	52%	(59)
Foreign currency translation (gains)/losses	(95)	135	(230)	(170)%	(73)
Non-recurring restructuring costs	15	—	15	100%	—
Unrealized (gains)/losses on non-hedge derivative instruments	30	20	10	50%	(10)
Adjusted net income(3)	1,810	1,661	149	9%	1,036
Per share(2)	2.00	1.90	0.10	5%	1.19
EBITDA(4)	(2,514)	2,347	(4,861)	(207)%	2,436
Adjusted EBITDA(5)	3,419	2,347	1,072	46%	2,436
Operating cash flow	(2,322)	2,254	(4,576)	(203)%	1,768
Adjusted operating cash flow(6)	2,899	2,254	645	29%	1,768
Capital expenditures — minesite sustaining(7)	784	742	42	6%	679
Capital expenditures — minesite expansionary(7)	60	—	60	100%	—
Capital expenditures — projects(7)	965	739	226	31%	243
Total assets	27,075	24,161	2,914	12%	21,951
Total liabilities	11,528	8,702	2,826	32%	6,613
Dividends declared	$369	$349	20	6%	$261

(1)	The amounts presented in this table include the results of discontinued operations.
(2)	Calculated using weighted average number of shares outstanding under the basic method.
(3)	Adjusted net income is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 85 of this MD&A.
(4)	EBITDA is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 88 of this MD&A.
(5)	Adjusted EBITDA is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 88 of this MD&A.
(6)

Adjusted operating cash flow is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 86 of this MD&A.

(7)

Amount presented is on a cash basis and projects amount reflects our equity share of capital expenditures on our advanced projects. For a detailed reconciliation and further discussion, please see page 70 of this MD&A.

In 2009, we reported a net loss of $4,274 million compared to net income of $785 million in the prior year. The $5,059 million decrease in net income was primarily driven by the $5,901 million post-tax loss on the elimination of our gold sales contracts; lower gold production; higher gold cash costs and lower realized copper prices. These decreases were partially offset by higher realized gold prices; lower impairment charges; and lower project development expense as costs at Pueblo Viejo were capitalized in 2009.

Adjusted net income was $1,810 million in 2009, compared to $1,661 recorded in the prior year. The significant adjusting items in 2009 include: the elimination of our gold sales contracts; a $248 million impairment charge related to goodwill and long-lived assets at our Plutonic mine and Sedibelo project; a $72 million gain recognized on the acquisition of the additional 50% interest in our Hemlo gold mine; a $70 million currency translation gain on deferred tax assets due to an election to adopt a US dollar functional currency for Canadian tax purposes; and a $59 million loss on deferred tax assets due to a reduction in corporate income tax rates in Ontario.

FACTORS AFFECTING ADJUSTED NET INCOME

EBITDA was a loss of $2,514 million in 2009, compared to income of $2,347 in the same prior year period. The significant decrease is primarily attributable to the $5,933 million, before tax, charge relating to the elimination of our gold sales contracts. EBITDA was also impacted by the same factors affecting net income with the exception of income tax expense. Excluding the impact of the gold sales contracts, Adjusted EBITDA was $3,419 million in 2009, compared to $2,347 in the same prior year period.

Operating cash flow for 2009 was $(2,322) million, a significant decrease over the prior year due to the $5,221 million in payments related to the settlement of our gold sales contracts. Operating cash flow was positively affected by higher realized gold prices, and lower income taxes paid as a result of the production mix and the use of tax loss carry forwards. These increases were partially offset by higher gold cash costs, lower realized copper prices, and lower gold sales volumes.

Adjusted operating cash flow in 2009 was $2,899 million, representing a $645 million increase over the prior year. Adjusted operating cash flow was affected by the same factors as operating cash flow and was adjusted for the $5,221 million in payments related to the settlement of our gold sales contracts. The 29% increase over the prior year period illustrates the underlying capability of our business to generate robust operating cash flow.

Review of Operating Results(1)

($ millions, except per ounce/pound data in dollars)	Gold			Copper
For the years ended December 31	2009	2008	2007	2009	2008	2007
Production (000s ounces/millions pounds)(2)	7,423	7,657	8,060	393	370	402
Reserves (millions of contained ounces/billions of contained pounds)(3)	139.8	138.5	124.6	6.1	6.4	6.2
Sales(4)
000s ounces/millions pounds	7,306	7,595	8,055	380	367	401
$millions	$7,191	$6,656	$5,027	$1,155	$1,228	$1,305
Market price(5)	972	872	695	2.34	3.15	3.23
Realized price(5),(6)	985	872	621	3.16	3.39	3.22
Cost of sales ($ millions)	3,431	3,426	2,805	444	436	339
Total cash costs(5),(7),(8)	$466	$443	$345	$1.17	$1.19	$0.82
Net cash costs(5),(7),(9)	$363	$337	$228

(1)	The amounts presented in this table include the results of discontinued operations.
(2)	Gold production reflects our equity share of production.
(3)

Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Cerro Casale is classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 155 to 162.

(4)	Gold sales reflect our equity share of sales.
(5)	Per ounce/pound weighted average.
(6)	Realized price is a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation, please see page 89 of this MD&A.
(7)	Reflects our equity share of production.
(8)

Total cash costs is a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation to cost of sales, please see page 87 of this MD&A.

(9)

Net cash costs is a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation to cost of sales, please see page 87 of this MD&A.

In 2009, total revenues of $8.4 billion were up 6% compared to the prior year, primarily due to higher realized gold prices and copper sales volumes. These factors were partially offset by lower gold sales volumes and lower realized copper prices. Realized gold prices of $985 per ounce in 2009 were up $113 per ounce compared to the prior year, consistent with the year over year increase in average market price of $100 per ounce. The higher realized price compared to the market price in 2009 is primarily due to the timing of gold sales and additional trading activities utilizing various gold market contracts. Realized copper prices for the year were 7% lower than in the prior year period; however, they were 35% higher than market prices due to the impact of our copper hedges. Our copper hedge position resulted in an additional $283 million in realized revenue during 2009.

Cost of sales applicable to gold was $3.4 billion for 2009, representing a slight increase over the prior year. Cost of sales was impacted by increased labor costs and maintenance costs, partially offset by decreasing costs of commodities and consumables used in the production process. For the year, cost of sales was within our original cost of sales guidance of $3.2 billion to $3.6 billion.

Net cash costs per ounce were 8% higher in 2009 compared to the prior year. The increase reflects higher labor costs, maintenance costs, realized losses from fuel hedges, and lower copper credits from Zaldívar and Osborne as a result of lower realized copper prices. Net cash costs per ounce were also impacted by our relative production mix in 2009, with South America, our lowest cost region, contributing a smaller share of total gold production when compared to 2008, largely due to the sequencing of production. Net cash costs of $363 per ounce were within our original guidance of $360 to $385 per ounce.

Total cash costs per ounce were 5% higher in 2009 compared to the prior year. The changes in total cash costs reflect the factors impacting net cash costs described above, except for the impact of lower copper credits. Total cash costs of $466 per ounce were within our original guidance of $450 to $475 per ounce.

In 2009, cost of sales applicable to copper of $444(6) million and total cash costs of $1.17 were in line with the $436(6) million in cost of sales and $1.19 per pound recorded in 2008. When compared to the prior

(6)          Cost of sales applicable to copper includes $83 million (2008: $121 million) related to Osborne, which is classified as a discontinued operation in the consolidated financial statements.

year, lower direct mining costs were offset by higher electricity prices resulting from a higher-cost power contract at Zaldívar, which came into effect in July 2008. Both cost of sales applicable to copper and total cash costs per pound were below our original 2009 guidance for cost of sales of $470 to $540 million and total cash costs per pound of $1.25 to $1.35 per ounce.

Net cash margins per ounce illustrate the trends in profitability and the impact of fluctuations in realized prices and net cash costs on our ability to generate earnings and operating cash flow. Net cash margins per ounce increased in 2009 as the rise in gold prices outpaced the rise in net cash costs.

NET CASH MARGINS PER OUNCE

Operational Overview(1)

For the years ended
December 31	2009	2008	% Change	2007
Gold
Ore tons mined (millions)	174	182	(4)%	167
Waste tons mined (millions)	555	498	11%	486
Total tons mined (millions)	729	680	7%	653
Ore tons processed (millions)	171	191	(10)%	172
Average grade (ozs/ton)	0.052	0.047	11%	0.055
Recovery rate	82.1%	84.4%	(3)%	84.7%
Gold produced (000s/oz)	7,423	7,657	(3)%	8,060
Copper
Ore tons mined (millions)	50	45	11%	41
Waste tons mined (millions)	30	38	(21)%	49
Total tons mined (millions)	80	83	(4)%	90
Ore tons processed (millions)	49	44	11%	39
Average grade (percent)	0.6	0.6	—	0.7
Copper produced (millions/lbs)	393	370	6%	402

(1)          The amounts presented in this table include the results of discontinued operations.

Production

Gold production in 2009 was 234 thousand ounces or 3% lower than in the prior year, reflecting lower production in South America and North America, partially offset by higher production in Africa and Australia. Production of 7,423 thousand ounces was within our original guidance range of 7,200 to 7,600 thousand ounces. Copper production was 6% higher than the prior year period due to higher production from both Zaldívar and Osborne in 2009. Production of 393 million pounds was within our original guidance range of 375 to 400 million pounds.

Tons Mined and Tons Processed — Gold

Total tons mined increased by 7% and tons processed decreased by 10% when compared to 2008. The higher tons mined was mainly due to the start up of our new Buzwagi mine; an increase in stockpiles at our Veladero mine as a result of an increase in the mining fleet in 2009, in preparation for the processing capacity increase as a result of the crusher expansion completed in third quarter 2009; and increased waste stripping at Golden Sunlight. These increases were partially offset by a decrease at Cowal, where wall failure remediation activities increased the number of tons mined in 2008. Ore tons processed decreased by 10% due to decreases at Cortez, where a shift towards more underground ore led to fewer tons processed at higher grades, partly offset by increases at Veladero, due to an increase in the cut-off grade, thereby making it economical to process material that would have previously been classified as waste.

TONS MINED AND TONS PROCESSED(1)

(1)          All amounts presented are based on equity production.

Average Recovery Rates — Gold

Average recovery rates decreased by approximately 3% in 2009 compared to the prior year, primarily due to an increase in ore tons placed on the leach pad at Veladero in the fourth quarter 2009 as a result of the crusher expansion completed in the third quarter, which resulted in a reduction in gold recovered and an increase in leach pad inventory. The recovery of the ore in leach pad inventory is expected to have a positive impact on recovery rates in 2010. This was partially offset by an increase in recovery rates at Cortez as more ounces were recovered through the carbon in pulp process plant than the heap leach facility.

Average Mill Head Grades — Gold

Average mill head grades increased by approximately 11% in 2009 compared to the prior year, primarily due to mine sequencing that resulted in higher ore grades at certain mines. Reserve grades have been trending downwards in recent years, primarily as a result of rising gold prices which make it economical to process lower grade material.

AVERAGE MILL HEAD GRADES(1) (ounces/ton)

(1)

All amounts presented based on equity production. Average mill head grades are expressed as the number of ounces of gold contained in a ton of ore processed. Reserve grade represents expected grade over the life of the mine and is calculated based on reserves reported at the end of the immediately preceding year.

Safety

In 2009, we achieved a 10% reduction in the number of recordable injuries and a 25% decrease in lost time injuries, continuing a trend of year over year performance improvements. Lost time injuries are recorded when an employee or contractor takes time off the following day or shift following an incident. Thirteen sites achieved zero lost time injury rates in 2009, including Pascua-Lama which has achieved a total of 7 million hours and five years worked without a lost time injury. In addition, our Ruby Hill operation completed the entire year with zero recordable injuries, an outstanding achievement. Despite these positive achievements, there were four work related fatalities at Barrick sites during 2009 and we were deeply saddened by these incidents. We conducted full investigations and have developed new policies and procedures to reduce the risk of similar incidents occurring. An incident-free work place is our vision and our safety culture continues to improve, which is evidenced by our continued improvement in incident rates.

LOST TIME INJURY FREQUENCY RATES

Reserves(7)

At year-end 2009, we added 10.3 million ounces of proven and probable reserves. After depletion of 9.0 million ounces, proven and probable gold reserves increased by 1.3 million ounces to 139.8 million ounces, the largest in the industry, based on an assumed $825(8) per ounce gold price. The increase primarily reflects additions at Bald Mountain, South Arturo, Cortez and Hemlo partially offset by a decrease at Bulyanhulu.

Measured and indicated gold mineral resources declined by 5% to 61.8 million ounces and inferred gold mineral resources declined 9% to 31.6 million ounces based on a $900 per ounce gold price.

Copper reserves decreased slightly to 6.1 billion pounds and measured and indicated resources increased by 0.4 billion pounds to 12.9 billion pounds. Contained silver within reported gold reserves is over one billion ounces.

Replacing gold and copper reserves depleted by production year over year is necessary in order to maintain production levels over the long term.

(7)	For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 155 to 162 of this Financial Report.
(8)	Reserves at Cerro Casale and Round Mountain have been calculated using an assumed price of $800 per ounce.

If depletion of reserves exceeds discoveries over the long term, then we may not be able to sustain gold and copper production levels. Reserves can be replaced by expanding known ore bodies, acquiring mines or properties or discovering new deposits. Once a site with gold or copper mineralization is discovered, it takes several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to permit and construct mining and processing facilities.

Review of Operating Segment Performance

We report our results of operations using a geographical business unit approach: North America, South America, Australia Pacific and Africa. In addition, we have a Capital Projects segment, distinct from our regional business units, to focus on managing projects. This structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

In our consolidated financial statements, we present a measure of historical segment income that reflects gold sales and copper sales at average consolidated realized gold and copper prices, respectively, less segment expenses and amortization of segment property, plant and equipment.

We monitor segment expenses and period to period fluctuations in our total cost of sales on a unit basis, per ounce of gold and per pound of copper, which is referred to as total cash costs. Therefore, the discussion of results for our producing mines focuses primarily on this statistic to explain changes in segment expenses.

North America

Key Operating Statistics

For the years ended
December 31	2009	2008	% Change	2007
Tons mined (millions)	397	360	10%	335
Ore tons processed (millions)	64	92	(30)%	76
Average grade (ozs/ton)	0.053	0.041	29%	0.051
Gold produced (000s/oz)	2,810	3,028	(7)%	3,201
Cost of sales ($ millions)	$1,423	$1,534	(7)%	$1,178
Total cash costs (per oz)	$504	$493	2%	$363
Segment income ($ millions)	$970	$722	34%	$483

Segment income was $970 million, a 34% increase over the prior year, primarily as a result of higher realized prices, partially offset by higher total cash costs and lower production.

Production for 2009 was 7% lower than the prior year mainly due to lower production at Goldstrike, Golden Sunlight and Bald Mountain, partly offset by higher production at Cortez, Hemlo and Storm.

At Goldstrike, production for the year was down 351 thousand ounces over the prior year, mainly as a result of the planned partial shutdown of the autoclaves in the second half of 2009. Golden Sunlight production decreased by 92 thousand ounces from 2008 as it has entered an extended development phase and is not expected to produce gold again until 2011. Bald Mountain’s production was lower due to unplanned permitting delays in 2009. These permitting issues have been addressed in conjunction with a mine expansion plan and Bald Mountain should return to higher production levels within three years.

Higher production of 90 thousand ounces at Cortez was mainly a result of increasing ore grades as we expand operations at the Cortez Hills underground, as well as the acquisition of our joint venture partner’s 40% interest, which was effective March 2008. At Hemlo and Storm, production increased 145 thousand and 43 thousand ounces, respectively, reflecting our increased ownership interest in those mines effective April 2009 and October 2008, respectively.

In 2009, cost of sales was 7% lower than the prior year period mainly due to lower production levels and decreasing commodity costs, while total cash costs per ounce were up 2% compared to the prior year. The decrease in cost of sales is due to a decrease in commodity costs, which was partially offset by increases attributable to the acquisitions of additional interests in Hemlo and Storm, which are higher cost operations, and planned increases in labor as we ramp up underground activities at Cortez Hills. The increase in total cash costs per ounce reflects the lower production partially offset by the cost of sales decreases.

In 2010, we expect gold production in the range of 2.95 to 3.10 million ounces. Production is expected to be higher than 2009 primarily due to production from Cortez Hills(9) partly offset by the anticipated decrease in ore suitable for acidic autoclaving at Goldstrike. 2010 production at Goldstrike is expected to be lower than 2009 due to lower grade areas being mined after mine sequencing in which deeper areas of the pit containing higher grade ore were mined in 2009, resulting in fewer ore tons to feed to the roaster in 2010. The life of mine plan also anticipated a decrease in ore suitable for acidic autoclaving. Although we are evaluating options to extend its life, we currently plan to phase out the autoclave facility throughout 2010 and cease its operation in 2011. In 2010, the autoclave will be operating at about half the capacity as it was in 2009, resulting in fewer ore tons processed. In order to utilize the potential available capacity, ore tons from Storm will be shipped to Goldstrike for processing. Cost of sales applicable to gold is expected to be $1.3 to $1.5 billion, or $450 to $475 per ounce on a total cash costs basis. Cost of sales and total cash costs per ounce are expected to decrease as a result of the production mix shift towards lower cost Cortez Hills production.

South America

Key Operating Statistics

For the years ended
December 31	2009	2008	% Change	2007
Gold
Tons mined (millions)	158	151	5%	151
Ore tons processed (millions)	70	65	8%	59
Average grade (ozs/ton)	0.036	0.037	(3)%	0.042
Gold produced (000s/oz)	1,889	2,111	(11)%	2,079
Cost of sales ($ millions)	$499	$531	(6)%	$400
Total cash costs (per oz)	$265	$251	6%	$193
Segment income ($ millions)	$1,189	$1,127	6%	$664
Copper
Copper produced (millions of lbs)	302	295	2%	315
Cost of sales ($ millions)	$361	$315	15%	$232
Total cash costs (per lb)	$1.17	$1.08	8%	$0.69
Segment income ($ millions)	$504	$624	(19)%	$751

(9)

In December 2009, the appeal of the denial of a preliminary injunction sought by certain opponents of the Cortez Hills Project was denied in part and granted in part. As a result, the Company has sought a limited injunction that would restrict groundwater pumping to current levels and enjoin trucking of refractory ore (representing approximately 3% of the ore) to Goldstrike pending completion of a supplemental EIS. The plaintiffs have sought a broader injunction that would enjoin further construction and operation of the Project pending completion of the supplemental EIS.

Gold segment income was $1,189 million, a 6% increase over the prior year, primarily as a result of higher realized prices, partially offset by higher total cash costs and lower gold production.

Gold production for the year was 11% lower than 2008 due to the planned mining of lower grade ore at Pierina and Lagunas Norte, partially offset by higher production at Veladero. Production at Veladero increased in the second half of 2009 as we started to access higher grades from both the Amable and Federico pits and increased crushing capacity due to the start-up of the crusher circuit expansion.

Cost of sales applicable to gold decreased by 6% in 2009 compared to the prior year, primarily due to lower production levels and lower blasting and contract costs at Veladero, and higher silver credits due to higher market silver prices. Total cash costs per ounce for the year were up 6% to $265 over the prior year, as the decrease in cost of sales was more than offset by the decrease in production.

In 2010, we expect gold production in the range of 2.11 to 2.25 million ounces, compared to 2009 production of 1.89 million ounces. The expected increase in production is primarily due to higher production at Veladero as a result of an increase in tons processed due to the availability of the overland conveyor and completion of the crusher expansion, as well as an increase in ore grade and recovery. The increase in Veladero production is expected to be partly offset by lower production at Lagunas Norte, due to lower ore grades, and Pierina. Cost of sales applicable to gold is expected to be about $550 to $650 million, or $240 to $270 per ounce on a total cash costs basis, similar to 2009 levels.

Copper segment income was $504 million, a 19% decrease over the prior year. Slightly higher production was more than offset by lower realized prices and lower cost of sales.

Copper production for 2009 increased slightly compared to the prior year, mainly due to increases in heap leach ore and improved leaching kinetics, which was adversely affected by acid supply shortages in 2008. Copper cost of sales increased by 15% as higher production levels combined with higher total cash costs. The 8% increase in total cash costs per pound was mainly due to higher prices for electricity under a new contract effective July 2008. The cost of power under the new contract fluctuates with market oil prices.

We expect 2010 copper production to be in the range of 305 to 325 million pounds and cost of sales applicable to copper to be in the range of $310 to $360 million, with total cash costs in the range of $1.05 to $1.20 per pound.

Australia Pacific

Key Operating Statistics(1)

For the years ended
December 31	2009	2008	% Change	2007
Gold
Tons mined (millions)	133	147	10%	144
Ore tons processed (millions)	30	29	3%	33
Average grade (ozs/ton)	0.075	0.077	(3)%	0.078
Gold produced (000s/oz)	1,977	1,942	2%	2,123
Cost of sales ($ millions)	$1,144	$1,079	6%	$934
Total cash costs (per oz)	$588	$550	7%	$447
Segment income ($ millions)	$457	$314	46%	$108
Copper
Copper produced (millions of lbs)	91	75	21%	87
Cost of sales ($ millions)	$83	$121	(31)%	$107
Total cash costs (per lb)	$1.15	$1.64	(30)%	$1.36
Segment income ($ millions)	$125	$44	184%	$92

(1)          The amounts presented in this table include the results of discontinued operations.

Gold segment income was $457 million, a 46% increase over the prior year, primarily as a result of higher realized prices and higher production, partially offset by higher cost of sales.

Total gold production in 2009 was 2% higher than the prior year as a result of increased gold production at Kalgoorlie, Cowal and Yilgarn South(10), partially offset by lower production at Porgera and Henty.

At Kalgoorlie, production increased by 42 thousand ounces, primarily due to an 18% increase in the ore grade over the prior year. At Cowal, the slip on the east wall restricted access to high grade ore for the majority of 2008, leading to a 22% increase in production for 2009. At Yilgarn South, higher production in 2009 was principally due to better ore grades and an increase in ore tons processed as a result of an ore purchase arrangement with a third party mining company. In 2009, production at Porgera decreased by

(10)

Effective first quarter 2008, the Darlot, Lawlers, and Granny Smith mines are being managed as a single unit (Yilgarn South), with shared administrative services in order to achieve operational and administrative efficiencies.

76 thousand ounces over the prior year, as wall stability issues affected production in the second and third quarters of 2009. In the fourth quarter production was affected by power supply issues due to vandalism. By the end of the year, production levels at Porgera had returned to expected levels.

Cost of sales applicable to gold in 2009 was 6% higher than the prior year, mainly due to higher contractor costs, maintenance expense and royalties. Total cash costs per ounce were up $38 per ounce compared to 2008. This 7% increase in total cash costs per ounce reflected the higher cost of sales, which was partially offset by marginally higher production levels.

In 2010, we expect gold production in the range of 1.85 to 2.0 million ounces as a result of lower expected production at Kanowna due to lower ore tons from the underground and a reduction in ounces recovered, the divestiture of Henty during 2009, and the expected divestiture of Osborne in 2010, partly offset by higher expected production at Kalgoorlie and Plutonic as operations progress to higher grade areas of the mine, and at Granny Smith as development allows access to mine additional zones in the underground. Cost of sales is expected to be about $1.1 to $1.3 billion. Total cash costs are expected to be in the range of $600 to $625 per ounce, similar to 2009 levels.

Copper segment income was $125 million, a 184% increase over the prior year. Higher production and lower cost of sales was partially offset by lower realized prices.

Copper production at Osborne was up 21% compared to the prior year. This increase was achieved due to better ore grades and recovery rates in 2009. Cost of sales decreased by 31% in 2009 due to lower activity levels across the site as the mine nears closure. The higher production levels and lower cost of sales resulted in total cash costs per pound being 30% lower for 2009, when compared to the prior year.

We expect 2010 copper production in the period prior to the expected disposition of Osborne to be in the range of 35 to 40 million pounds and cost of sales applicable to copper to be in the range of $45 to $55 million, with total cash costs in the range of $1.30 to $1.40 per pound. The decision to dispose of Osborne was made due to the short remaining economic life in an attempt to monetize some of the remaining value of the property.

Africa

Key Operating Statistics

For the years ended
December 31	2009	2008	% Change	2007
Tons mined (millions)	41	22	86%	23
Ore tons processed (millions)	7	4	75%	4
Average grade (ozs/ton)	0.114	0.154	(26)%	0.165
Gold produced (000s/oz)	716	545	31%	605
Cost of sales ($ millions)	$377	$327	15%	$293
Total cash costs (per oz)	$545	$560	(3)%	$405
Segment income ($ millions)	$215	$145	48%	$55

Segment income was $215 million, a 48% increase over the prior year, primarily as a result of higher realized prices and higher production, partially offset by higher cost of sales.

Total gold production in 2009 increased by 31% compared to the prior year. The increase primarily reflects new production from Buzwagi and an increase in production at Bulyanhulu, partially offset by lower production at Tulawaka. The start of production at Buzwagi in May 2009 contributed 189 thousand ounces at lower total cash costs than the regional average. Higher production at Bulyanhulu was reflective of a more stable operating environment in 2009 as the prior year saw the lingering effects of the illegal strike in late 2007. Tulawaka production was 55% lower than the prior year, due to the planned shift from open pit to underground mining in 2009.

Cost of sales increased 15% in 2009 over the prior year period. The increase resulted from higher production volumes, partly offset by lower total cash costs. Total cash costs were slightly lower in the current year as they were positively impacted by the low cost production from Buzwagi and lower diesel costs offset by increases in labor at Bulyanhulu.

In 2010, we expect equity gold production, reflecting the reduced ownership as a result of the IPO of African Barrick Gold, in the range of 0.65 to 0.69 million ounces. We expect cost of sales applicable to gold to be in the range of $375 to $455 million on an equity basis, or $500 to $550 per ounce on a total cash costs basis. Production in this region is expected to increase; however, we will report lower production due to the decreased ownership. The increase in production is primarily due to a full year of mining operations at Buzwagi and higher ore grades at Bulyanhulu, partly offset by lower production expected at Tulawaka and

North Mara due to lower ore grades. Cost of sales and total cash costs per ounce are expected to be lower in 2010, reflecting the increase in production levels and the production mix favoring lower cost production from Buzwagi.

Capital Projects

Key Operating Statistics

($ millions)
For the years ended December 31	2009	2008	2007
Project expenses(1)	$49	$140	$173
Project expense incurred by equity investees(2)	93	69	14
Total project expense	142	209	187
Capital expenditures(3)	691	584	169
Capital commitments(4)	$1,018	$552	$159

(1)	Amounts presented represent our share of project development expense.
(2)	Amounts presented represent our share of project development expense from projects for which we use the equity accounting method, including Reko Diq, Cerro Casale, Kabanga and Donlin Creek.
(3)	Amounts presented represent our share of capital expenditures on a cash basis, and exclude expenditures incurred at our Cortez Hills property (2009: $278 million, 2008: $155 million).
(4)	Capital commitments represent purchase obligations as at December 31 where binding commitments have been entered into for long lead capital items related to construction activities at our projects.

We spent $142 million in project expenses and $691 million (our share) in capital expenditures in 2009. The decrease in project expenses primarily relates to expenditures at Pueblo Viejo now being capitalized and lower activity at Kainantu and Fedorova. Capital expenditures are mainly attributable to construction of our Pueblo Viejo and Pascua-Lama projects and the completion of our Buzwagi mine. We expect capital expenditures to increase in 2010 as construction activities at these two capital projects ramp up.

Overview

The successful advancement and exploitation of development projects is determined by the deposit knowledge, optimization of the technical design, metal and input costs, financing and execution of plans. We utilize a system called the Barrick Development System (BDS) to govern advancement of projects as they progress from scoping through execution stages. In our opinion this disciplined system of standards and processes, which includes the involvement of multiple functional groups, ensures completeness; enhances the study quality and consistency; and enhances the identification of risk and development of related mitigation plans, thus improving the overall certainty of assessment and project delivery in accordance with plans developed.

The foundation of the assessment of any project is a strong knowledge of the deposit. We have established processes and procedures for resource modeling, subject to strict quality control, peer reviews and audit which must be met before mineralized material is included in our mine plans.

We utilize a combination of contractors and in house resources to develop the technical design and cost estimates for our projects. Our Capital Projects group is made up of functional experts, which complement and enhance project teams’ ability to optimize design, encourage transfer of knowledge between projects and provide an ongoing quality control process through continuous peer reviews as studies and construction advance. In addition, we have an in house research and development facility that has added significant value to our projects in recent years which we believe is a competitive advantage. Successful project execution is determined by the availability of quality personnel, inputs and adherence to schedule.

The fluctuations in prices for gold, copper, silver, nickel, energy, input commodities and consumables and foreign currencies could have a significant impact on the pre-production capital costs, operating costs as well as the overall development time frame of our projects. Coming out of the recent global economic downturn, the environment for developing projects has become more favorable as lead times for equipment have shrunk and prices are stable. Pueblo Viejo has benefited from the recent stability in pricing and we are accelerating procurement for Pascua-Lama in an attempt to lock in current pricing.

Barrick’s ability to finance its project pipeline is aided by its ‘A’ rated balance sheet. Credit markets have stabilized from earlier in the year but remain tight in historic terms. Our experience is that lenders for project financing are becoming progressively more sensitive to non-monetary factors that slow the speed at which facilities can be arranged and add cost pressure to the process.

Project Summaries

Our Cortez Hills project(11) in Nevada is essentially complete and in the final stages of commissioning. The project is anticipated to be completed in line with its $500 million pre-production capital budget and is expected to become the seventh project in five years which Barrick has delivered on time. The entire Cortez property is expected to produce 1.08— 1.12 million ounces of gold at total cash costs of $295— $315 per ounce in 2010, subject to Cortez Hills being allowed to operate consistent with Barrick’s motion for a limited preliminary injunction of activities, currently before the US District Court(12).

The Pueblo Viejo project in the Dominican Republic is advancing on schedule with initial production anticipated in the fourth quarter of 2011. The majority of site preparation earthworks has been completed, about 44,000 cubic meters of concrete poured and 1,500 tons of steel has been erected. As a result of a plan to accelerate the previously phased expansion of the processing plant from 18,000 to 24,000 tonnes per day and other updates to the mine plan, Barrick’s 60% share of annual gold production in its first full five years of operation is now expected to increase to an average of 625,000—675,000 ounces up from 600,000—650,000 ounces at lower total cash costs of $250—$275 per ounce compared to $275—$300 per ounce. The project continues to track within its budget estimate, but as a result of the plan to accelerate the expansion in processing capacity, the previously disclosed expansion capital of $0.3 billion will be brought forward such that pre-production capital is expected to be about $3.0 billion (100% basis). Barrick has continued to grow the reserves at Pueblo Viejo. Since acquiring the project with the Placer Dome acquisition, reserves have increased approximately 77% or 10.3 million ounces to 23.7 million ounces (100% basis), resulting in an expected mine life of over 25 years.

At the Pascua-Lama(13) project on the border of Chile and Argentina, detailed engineering is about 90% complete. Major earthworks on the Chilean side are advancing, the portal for the tunnel which provides access for the shipment of ore between Chile and Argentina has been established and the Barrealis camp has been progressing well with about 540 people currently on site. In Argentina, contractors for early earthworks site preparation have mobilized to site. Over 25% of the capital has been committed, securing the mining fleet, processing mills, camp accommodation and earthworks contractors. The project remains in line with its pre-production capital budget of $2.8— $3.0 billion and is on schedule to enter production in the first quarter of 2013. Average annual gold production is expected to be 750,000—800,000 ounces in its first full five years of operation at total cash costs of $20—$50 per ounce(14) assuming a silver price of $12 per ounce. For every $1 per ounce increase in the silver spot price, total cash costs are expected to decrease by $35 per ounce over this period.

The feasibility study optimization work at Cerro Casale has been completed. Pre-production capital is expected to be about $4.2 billion (100% basis) with a construction period of approximately 3 years following the receipt of key permits. Pre-production capital is higher than indicated in the pre-feasibility study due to additional expected expenditures related to increased processing capacity, a change from SAG milling to High Pressure Grinding Rolls, and an increase in the Chilean peso foreign exchange rate. Total cash costs are expected to be lower than the prefeasibility study indicated as a result of further optimization of the mine plan, improved metallurgical recoveries and cost efficiencies as a result of the change to High Pressure Grinding Rolls. The next step is to review additional permit requirements before considering a construction decision.

(11)

The Cortez Hills project is managed by our North America regional business unit and not our Capital Projects Group. An update of the project has been included in this section so that it has been grouped with the other Barrick projects.

(12)

In December 2009, the appeal of the denial of a preliminary injunction sought by certain opponents of the Cortez Hills Project was denied in part and granted in part. As a result, the Company has sought a limited injunction that would restrict groundwater pumping to current levels and enjoin trucking of refractory ore (representing approximately 3% of the ore) to Goldstrike pending completion of a supplemental EIS. The plaintiffs have sought a broader injunction that would enjoin further construction and operation of the Project pending completion of the supplemental EIS.

(13)

The Company is aware of a number of actions that have been initiated against the Government of Argentina, the Province of San Juan in Argentina or the Government of Chile relating to approvals granted in respect of or actions affecting the Pascua-Lama project. The Company is not party to such actions and has limited information with respect to the nature or status of the claims or complaints. In addition, certain complaints or actions relating to the project have been brought against subsidiaries of the Company. Based on the information currently available to the Company, none of such actions or complaints are believed to present a significant risk to the construction of the project.

(14)	Total cash costs are calculated net of silver credits assuming silver, gold and oil prices of $12 per ounce, $950 per ounce and $75 per barrel, respectively.

Barrick has agreed to acquire an additional 25% interest in the Cerro Casale project in Chile from Kinross Gold Corporation for consideration of $475 million, comprised of $455 million cash and the elimination of a $20 million contingent obligation which was payable by Kinross to Barrick on a production decision, thereby increasing our interest in the project to 75%. Cerro Casale is one of the world’s largest undeveloped gold-copper deposits, with gold reserves of 23.2 million ounces and 5.8 billion pounds of copper in gold reserves (100% basis) providing for an expected mine life of about 20 years. The project is located in the Maricunga district of Region III in Chile, 130 kilometers north of the Pascua-Lama project. Its proximity to Pascua-Lama is expected to provide opportunities for construction and operating synergies. Upon completion of the transaction with Kinross Gold, our 75% share of average annual production is anticipated to be about 750,000—825,000 ounces of gold and 170—190 million pounds of copper in its first full five years of operation at total cash costs of about $240—$260 per ounce assuming a copper price of $2.50 per pound. A $0.25 per pound change in the copper price would result in an approximate $50 per ounce impact on the expected total cash cost per ounce over this period. On a life of mine basis, our share of average annual production is anticipated to be about 600,000 to 650,000 ounces of gold and 170—190 million pounds of copper at total cash costs of about $140—$160 per ounce.

At Donlin Creek, a large, undeveloped, refractory gold deposit in Alaska, a feasibility study update of our 50% owned project was approved by the Board of Donlin Creek LLC in second quarter 2009. Further optimization studies are underway primarily focused on the potential to utilize natural gas to reduce operating costs. These studies are expected to be completed by mid-2010, at which point the Donlin Creek LLC will either file permit applications for the original project design or, upon unanimous Donlin Creek LLC board approval, approve a supplemental budget and proceed to revise the feasibility study to include the natural gas option.

Reko Diq is a large copper-gold porphyry mineral deposit on the Tethyan belt, located in southwest Pakistan in the province of Balochistan in which we hold a 37.5% interest. The feasibility study is being finalized and is now under review, and progress continues with the expansion studies and the baseline environmental and social impact assessment which is expected to be completed in the first half of 2010. Discussions continue with the government to advance the project(15).

Kabanga is one of the world’s largest undeveloped nickel sulfide deposits located in Tanzania in which we hold a 50% interest. Xstrata Nickel earned a 50% interest in the project under the earn-in agreement during the fourth quarter 2008 and is currently the operator of this project. Expenditures are funded equally by Xstrata Nickel and Barrick. The project specifications continue to evolve and finalization of a feasibility study has been extended through to July 2010 to allow optimization of project engineering and associated capital requirements.

Barrick holds a 10% interest in Sedibelo, a platinum project in South Africa. During the third quarter 2009, the decision was made to halt work and we recorded an impairment charge of $158 million, reducing the carrying amount of our investment in the project and related assets to their estimated fair values. Since that time efforts have been underway to wind down the project in accordance with the shareholder agreement.

(15)

Certain media reports have indicated that the Government of Bolochistan has threatened to terminate the exploration license for the project. No official notice of any such termination has been received.

Review of Significant Income and Expenses(1)

Exploration Expense

($ millions)
For the years ended December 31	2009	2008	2007	Comments on significant trends and variances

North America	$62	$79	$70

Decrease mainly due to lower expenditures incurred at Cortez ($8 million) and Bald Mountain ($5 million) and the termination of exploration activities at Pinson ($9 million), partially offset by higher activity at Turquoise Ridge ($3 million). Prior year increase reflects higher activity at Pinson.

South America	23	40	33	Mainly due to lower expenditures at Zaldívar ($15 million) compared to the prior year. The increase in 2008 over 2007 reflects higher activity at both Lagunas Norte and Zaldívar.

Australia Pacific	42	62	46

Decrease mainly due to reduced expenditures at Osborne ($14 million), Kainantu ($11 million) and Lawlers ($4 million), partially offset by increased exploration activities in areas of Papua New Guinea ($5 million). Prior year increase reflects higher activity at Osborne and Kainantu, partially offset by Granny Smith.

Africa	8	18	15	Decrease in 2009 mainly reflects reduced expenditures at North Mara ($7 million) and Golden Ridge ($3 million).

Capital Projects	—	5	7	Decrease in the current year is mainly due to capitalization of costs related to Pueblo Viejo in the current year. Prior year decrease reflects lower expenditures at Pueblo Viejo.

Other	9	12	8	Decrease in expenditures mainly reflects lower exploration-related administrative expenses ($3 million).

Total	$144	$216	$179

Project Development Expense

($ millions)
For the years ended December 31	2009	2008	2007	Comments on significant trends and variances

Mine development	$50	$150	$151

Decrease is mainly due to the capitalization of all development costs incurred at Pueblo Viejo in 2009 that were expensed in 2008 ($67 million), decreased activity at both Fedorova ($22 million) and Kainantu ($17 million), partially offset by increased spending in development-related support expenses ($8 million). In 2008, higher expenditures at Kainantu ($27 million) and Fedorova ($5 million) were largely offset by lower expenditures at Donlin Creek ($33 million).

Non-capitalizable project costs	12	51	32

Non-capitalizable costs mainly represent items incurred in the development/construction phase that cannot be capitalized. Decreased expenditures in 2009 reflect lower spending at the Pinson property ($15 million), Sedibelo ($9 million), Golden Sunlight ($9 million) and Cortez Hills ($2 million). The increase in the prior year was mainly due to higher spending at the Pinson property ($17 million) and Cortez Hills ($2 million).

Other projects	23	41	5	Decrease mainly reflects management fees received from our partner at Pueblo Viejo ($11 million) and lower expenditures related to corporate development and corporate efficiency programs ($8 million).

Total	$85	$242	$188

(1)	The amounts presented in the Review of Significant Income and Expenses tables include the results of discontinued operations.

Amortization and Accretion Expense

($ millions)
For the years ended December 31	2009	2008	2007	Comments on significant trends and variances

Gold mines

North America	$361	$350	$314

Higher amortization reflects our acquisition of the remaining 50% of Hemlo ($42 million) and increased sales volume at Storm ($6 million), partially offset by lower sales volume at Golden Sunlight ($27 million), Cortez ($6 million), and Bald Mountain ($4 million). Increase in 2008 reflects the additional 40% ownership interest at Cortez.

South America	133	165	234	Decrease in 2009 is mainly due to lower sales volume at Pierina ($24 million) and Lagunas Norte ($8 million). Lower amortization in the prior year reflects an increase in reserve estimates at Pierina.

Australia Pacific	279	258	239

Higher amortization in the current year is mainly due to the impact of one time accounting adjustments made in early 2009. Increase in 2008 reflects a full year of amortization at Porgera compared to 2007.

Africa	91	62	78

Higher amortization is mainly due to the production start up at Buzwagi in 2009 ($24 million), as well as the shift from open pit to underground mining at Tulawaka ($5 million). Decrease in the prior year reflects lower sales volumes across all mines.

Copper mines

South America	75	66	80

Increase in 2009 reflects higher sales volume at our Zaldívar mine ($9 million) compared to the prior year. Lower expenditures in 2008 compared to 2007 are as a result of lower copper sales volumes as well as an increase in reserves.

Australia Pacific	3	57	39

Current year amortization reflects impairments taken in fourth quarter 2008 which reduced property, plant and equipment amounts to salvage values. Prior year increase in amortization expense is mainly due to a decrease in the reserve base at Osborne.

Barrick Energy	30	13	—	Increase reflects a full year of amortization at Barrick Energy.

Other	52	19	20	Year over year increase reflects higher amortization at our corporate and regional administrative offices as a result of one time accounting adjustments made in early 2009.

Amortization total	1,024	990	1,004

Accretion	58	43	50	Increase in 2009 reflects higher ARO balances at our operating mines compared to the prior year.

Total	$1,082	$1,033	$1,054

Other Significant Income and Expenses

($ millions)
For the years ended December 31	2009	2008	2007	Comments on significant trends and variances

Impairment charges	$277	$749	$42

Impairments in 2009 mainly reflect a write-down of our assets at Sedibelo ($158 million) and Plutonic ($43 million) and an impairment of goodwill at Plutonic ($63 million). Impairment charges in 2008 reflect charges taken for goodwill ($678 million) and impairment of long-lived assets ($71 million).

Write-down of investments	1	205	23

We recorded no significant impairments in 2009. In 2008, we recorded an impairment charge on our investment in Highland Gold ($140 million), on Asset-Backed Commercial Paper ($39 million) which was subsequently reversed into Other Income, and various other investments in junior gold mining companies ($26 million). In 2007, we recorded an impairment charge on Asset-Backed Commercial Paper of $20 million.

Corporate administration	171	155	155	Increase in 2009 mainly reflects higher compensation expense ($7 million), higher spending related to our information technology infrastructure ($4 million) and technical services ($4 million).

Interest income	10	39	141	Decrease is mainly due to lower interest rates in 2009. Significant decrease in 2008 reflects lower average cash balances compared to the prior year.

Interest costs

Total incurred	326	243	237	Increase mainly reflects additional interest from bond issuances (Q3 2008: $1,250 million, Q1 2009: $750 million, Q4 2009: $1,250 million).

Capitalized	269	222	124

Higher interest capitalized primarily relates to additional capital expenditure as mine construction continued. Increases in 2009 related to Pueblo Viejo ($22 million), Pascua-Lama ($14 million), and Cortez Hills ($12 million). Increase in 2008 reflects costs capitalized at Cortez Hills ($40 million), Cerro Casale ($41 million), and Buzwagi ($11 million).

Expensed	$57	$21	$113

Income Tax

(percentages)
For the years ended December 31	2009	2008	2007
Effective tax rate on ordinary income	29%	30%	28%
Elimination of gold sales contracts	(48)%	—	—
Non-taxable goodwill impairment charges	2%	10%	1%
Net currency translation (gains)/losses on deferred tax balances	(1)%	5%	(4)%
Canadian functional currency election	(2)%	—	—
Deliveries into corporate gold sales contracts	—	—	7%
Canadian tax rate changes	2%	—	3%
Release of deferred tax valuation allowances	—	(7)%	(12)%
Actual effective tax rate	(18)%	38%	23%

Our effective tax rate on ordinary income decreased from 30% to 29% in 2009 primarily due to the impact of changes in the mix of production and on the mix of taxable income in the various tax jurisdictions where we operate.

Release of Deferred Tax Valuation Allowances

In 2008, we released $175 million of valuation allowances primarily because sources of income became available that enabled tax losses and US Alternative Minimum Tax (“AMT”) credits to be realized.

In 2007, we released $156 million of end of year valuation allowances in Tanzania due to the estimated effect of higher market gold prices on the ability to utilize deferred tax assets. We released other valuation allowances during 2007 totaling $88 million, partly because sources of income became available that enabled tax losses to be realized.

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Canadian deferred tax liabilities with a carrying amount of approximately $30 million, Argentinean deferred tax liabilities with a carrying amount of approximately $32 million, and Australian and Papua New Guinea net deferred tax liabilities with a carrying amount of approximately $105 million. In 2009 and 2007, the appreciation of the Canadian and Australian dollar against the US dollar, and the weakening of the Argentinean peso against the US dollar resulted in net translation gains arising totaling $40 million and $76 million, respectively. These gains are included within deferred tax expense/recovery.

Canadian Functional Currency Election

In fourth quarter 2008, we filed an election under Canadian draft legislation to prepare some of our Canadian tax returns using US dollar functional currency effective January 1, 2008. The legislation was enacted in first quarter 2009 which resulted in a one-time deferred tax benefit of $70 million.

Canadian Tax Rate Changes

In the fourth quarter of 2009, a provincial rate change was enacted in Canada that lowered the applicable tax rate. The impact of this tax rate change was to reduce net deferred tax assets in Canada by $59 million, recorded as a component of deferred tax expense.

In the second and fourth quarters of 2007, federal rate changes were enacted in Canada that lowered the applicable tax rate. The impact of these tax rate changes was to reduce net deferred tax assets in Canada by $64 million which was recorded as a component of deferred income tax expense.

Financial Condition Review

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios)
As at December 31	2009	2008
Total cash and cash equivalents	$2,564	$1,437
Non-cash working capital	1,575	1,842
Non-current assets	22,137	20,049
Non-current liabilities excluding debt	2,827	2,508
Debt(1)	6,919	4,326
Total shareholders’ equity	15,063	15,277
Net Debt	4,355	2,889
Total common shares outstanding (millions of shares)(2)	984	873
Key Financial Ratios:
Current ratio(3)	2.79:1	2.23:1
Net debt-to-equity(4)	0.29:1	0.19:1

(1)

Represents total long-term debt of $6,264 million (2008: $4,326 million) excluding fair value adjustments plus the remaining settlement obligation to close out gold sales contracts of $655 million (2008: nil).

(2)	Total common shares outstanding do not include 12.4 million stock options. The increase from December 31, 2008 is caused by the Common Share Offering and the exercise of stock options.
(3)	Represents current assets divided by current liabilities as at December 31, 2009 and December 31, 2008.
(4)	Represents net debt divided by total shareholders’ equity as at December 31, 2009 and December 31, 2008.

Net Debt Summary

($ millions)
For the years ended December 31	2009	2008
Long-term debt excluding fair value adjustments(1)	$6,264	$4,326
Settlement obligation to close out gold sales contracts(2)	655	—
Cash	(2,564)	(1,437)
Total net debt	$4,355	$2,889

(1)	Represents total long-term debt excluding fair value adjustments.
(2)	Based on the final settlement value of these contracts.

Non-cash Working Capital

($ millions)
For the years ended December 31	2009	2008
Inventories(1)	$2,336	$1,966
Other current assets	422	1,092
Trade and other receivables	251	197
VAT and fuel tax receivables(2)	285	225
Accounts payable and other current liabilities	(1,719)	(1,638)
Non-cash working capital	$1,575	$1,842

(1)	Includes long-term stockpiles of $796 million (2008: $688 million).
(2)	Includes long-term VAT and fuel tax receivables of $124 million (2008: $117 million).

The decrease in non-cash working capital primarily relates to a decrease in derivative assets, as we have realized a majority of the unrealized copper gains that existed at December 31, 2008, offset by an increase in ore inventories.

Balance Sheet Review

Total assets were $27.1 billion in 2009, an increase of $2.9 billion or 12% compared to the prior year. The increase primarily reflects an increase of $1.6 billion in property, plant and equipment from sustaining and project capital expenditures and growth in our cash balance as a result of strong operating cash flows, excluding the settlement of the gold sales contracts, which was financed through the Common Share Offering and the Debt Offering. These increases were partially offset by a decrease in derivative assets. Total liabilities increased by $2.8 billion, or 32% compared to the prior year, primarily due to an increase in long-term debt of $1.9 billion reflecting the Debt Offering and the issuance of fixed rate notes in March 2009; $0.7 billion related to the remaining obligation of the Floating Contracts; and an increase in our deferred tax liabilities.

Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions, plus production inventories and cash and equivalents. We typically do not carry a material accounts receivable balance, since only sales of concentrate have a settlement period.

Shareholders’ Equity

Shares outstanding

As at January 29, 2010	No. of shares
Common shares	984,355,181
Stock options	12,413,187

In September 2009, we completed the Common Share Offering of 109 million common shares at a price of $36.95 per common share for net proceeds of $3.9 billion. This increase in our common shares outstanding represented a dilution of the ownership interests of shareholders prior to the offering of approximately 12%.

During first quarter 2009, we redeemed the remainder (0.5 million) of the Barrick Gold Inc. exchangeable shares into Barrick common shares. The special voting share was also redeemed and cancelled in the first quarter 2009.

For further information regarding the outstanding shares and stock options, please refer to note 28 of the consolidated financial statements and our 2009 Management Information Circular and Proxy Statement.

Dividend Policy

Our 2009 dividend rate was $0.40 per common share. This dividend reflects our ability to generate substantial cash flows from our operations in a high gold price environment. With strong cash flow and the industry’s only ‘A’-rated balance sheet, we determined that we have the financial resources to return additional value to shareholders while still investing in advanced projects. The amount and timing of any dividends is within the discretion of our Board of Directors. The Board of Directors reviews the dividend policy semi-annually based on our current and projected liquidity profile, and capital requirements for capital projects and potential acquisitions.

Comprehensive Income

Comprehensive income consists of net income or loss, together with certain other economic gains and losses, that collectively are described as “other comprehensive income” or “OCI”, and excluded from the income statement.

In 2009, other comprehensive gains of $411 million, after-tax, mainly included: gains of $705 million on hedge contracts designated for future periods, caused primarily by changes in currency exchange rates, copper prices, and fuel prices; reclassification adjustments totaling $216 million for gains on hedge contracts designated for 2009 that were transferred to earnings in 2009; $6 million transferred to earnings related to gains recorded on the sale of shares in various investments in junior mining companies; $1 million in losses transferred to income due to the impairment of investments; $34 million of gains recorded as a result of changes in the fair value of investments held during the year; and $56 million in gains for currency translation adjustments on Barrick Energy.

Included in accumulated other comprehensive income at December 31, 2009 were unrealized pre-tax gains on currency, commodity and interest rate hedge contracts totaling $276 million. The balance primarily relates to currency hedge contracts which are designated against operating costs and capital expenditures mostly over the next three years and are expected to help protect against the impact of the strengthening of the Australian and Canadian dollar against the US dollar. These hedge gains/losses are expected to be recorded in earnings at the same time as the corresponding hedged operating costs and amortization of capital expenditures are also recorded in earnings.

Financial Position

We have maintained a sound financial position in 2009 despite the market turbulence that was experienced in late 2008 and throughout 2009. This is illustrated by our significant cash and working capital balances and our relatively low debt to equity and debt to total capitalization ratios as at December 31, 2009.

Our sound financial position is reflected in the fact that we have the only A-rated balance sheet in the gold mining industry as measured by S&P. Our credit ratings, as established by S&P and Moody’s, have remained stable. Our ability to access unsecured debt markets and the related cost of debt financing is, in part, dependent upon maintaining an acceptable credit rating. Deterioration in our credit rating would not adversely affect existing debt securities, but could impact funding costs for any new debt financing.

Credit Rating from Major Rating Agencies

At January 29, 2009
Standard and Poor’s (“S&P”)	A—
Moody’s	Baa1

The key factors impacting our financial position, and therefore our credit rating, include the following:

•                  Our market capitalization and the strength of our balance sheet, including the amount of net debt and our debt-to-equity ratio (refer to liquidity section of this MD&A for discussion of key factors impacting these measures in 2009);

•                  Our net cash flow, including cash generated by operating activities (refer to liquidity section of this MD&A for discussion of key factors impacting these measures in 2009);

•                  Expected capital expenditure requirements (refer to the outlook section of this MD&A for a discussion of key factors impacting these measures in future periods);

•                  The quantity of our gold reserves (refer to page 155 to 162 for more information); and

•                  Our geo-political risk profile.

Liquidity and Cash Flow

Total cash and cash equivalents at the end of 2009 were $2.6 billion. At year end, our cash position consisted of a mix of term deposits, treasury bills and money market investments.

Cash Summary

As as December 31	2009	2008
US dollars	$2,392	$1,265
Canadian dollars	71	74
Australian dollars	57	54
Other	44	44
	$2,564	$1,437

Net debt was $4.4 billion, with a net debt-to-equity ratio of 0.29:1. The majority of our outstanding long-term debt matures at various dates beyond 2012, with approximately $227 million repayable in the period 2010 to 2012. In addition, counterparties to debt and derivative instruments do not have unilateral discretionary rights to accelerate repayment at earlier dates, and therefore we are largely protected from short-term liquidity fluctuations.

Sources and Uses of Net Debt

($ millions)
For the years ended December 31	2009	2008
Operating activities
Adjusted operating cash flow	$2,899	$2,254
Settlement of gold sales contracts	(5,221)	—
Total operating activities	(2,322)	2,254
Investing activities
Capital expenditures — minesite sustaining	(784)	(742)
Capital expenditures — minesite expansion	(60)	—
Capital expenditures — projects(1)	(1,514)	(1,034)
Acquisitions	(101)	(2,174)
Other investing activities	44	30
Total investing activities	(2,415)	(3,920)
Financing activities
Common share offering	3,885	—
Dividends	(369)	(349)
Funding from non-controlling interests	304	88
Deposit on silver sale agreement	213	—
Other financing activities	39	40
Total financing activities	4,072	(221)
Repayment with restricted cash	(113)	(18)
Other non-cash movements	(33)	(43)
Remaining settlement obligation to close out gold sales contracts	(655)	—
Net increase in net debt	(1,466)	(1,948)
Net debt at beginning of period	(2,889)	(941)
Net debt at end of period	$(4,355)	$(2,889)

(1)	The amounts include capitalized interest of $257 million (2008: $191 million).

One of our primary ongoing sources of liquidity is operating cash flow and, in 2009, adjusting for the settlement of Gold Hedges and Floating Contracts, we generated $2.9 billion in operating cash flow. We have generated an average of $2.3 billion in adjusted operating cash flow over the past three years. The principal risk factor affecting operating cash flow is realized gold prices which, in turn, are impacted by market gold prices. Lower market copper prices also impact operating cash flow. Utilizing option collar strategies, we have put in place floor protection on approximately 80% of our expected copper production for 2010 at an average price of $2.19 per pound but can fully participate in copper price upside on approximately 100% of our expected 2010 copper production up to a maximum average price of $3.63 per pound. Beyond 2010, we are fully exposed to market copper prices.

The principal uses of liquidity were settlement of gold sales contracts, sustaining capital expenditures, construction activities at capital projects, acquisitions, and dividend payments. The $5.2 billion settlement of gold sales contracts in 2009 was funded primarily by the proceeds of the Common Share Offering in September 2009 and the $1.25 billion Debt Offering in October 2009.

In 2009, cash flow generated by operations, adjusted for the settlement of gold sales contracts and after paying for sustaining capital, was $2.2 billion. Assuming we are able to sustain this level of cash generation and current dividend rates totaling about $0.4 billion per year, $1.8 billion per year would be available for investment in capital projects and acquisitions. The most significant factor impacting whether this level of cash generation is sustainable is market gold and copper prices. We expect to spend about $3.6 billion over the next four years to fund remaining construction activities at Pueblo Viejo and Pascua-Lama, partly funded by deposits received from Silver Wheaton and external project financing for a portion of the construction cost of Pueblo Viejo and Pascua-Lama. For Pueblo Viejo, we remain in active discussions with a group of export credit agencies and commercial banks to put in place $1 billion of project financing, including our partner’s share, which covers a portion of the total capital cost of the project. We have also finalized a feasibility study for Cerro Casale that, subject to approving the project to go forward into construction, would require us to spend about $3.15 billion for our share of the cost of construction over a three year period following the receipt of key permits. We are also finalizing feasibility studies for various other projects, which would require substantial up front capital investments to bring them into production, and are still subject to a final capital allocation review.

Investments in capital projects and acquisitions are subject to an internal capital allocation review prior to proceeding with new expenditures. This review entails an assessment of our overall liquidity, the overall level of investment required, and the prioritization of investments. The assessment also takes into account expected levels of future operating cash flow and the cost and availability of new financing. A decline in market gold prices and/or copper prices could impact the timing and amount of future investment in capital projects and/or other uses of capital.

Alternatives for sourcing our future capital or other liquidity needs include other credit facilities, future operating cash flow, sale of non-core assets, project financings and debt or equity financings. These alternatives are continually evaluated to determine the optimal mix of capital resources of our capital needs.

In light of current global economic conditions, our ability to secure new financing for our expected capital needs for capital projects could be significantly impacted, particularly if these conditions persist for an extended period of time. In particular:

•        An increased cost of financing due to rising credit spreads could have a negative impact on overall project economics.

•        A lack of availability of credit on acceptable terms could make it difficult for us to raise the capital required to build some or all of our projects on the timelines previously anticipated or at all.

•        Our joint venture partners may also have difficulty securing funding for their share of project capital requirements which could impact the ability to build some of the projects.

Sources and Uses of Cash

In 2009, net cash used by operating activities totaled $2,322 million, an increase of $4,576 million compared to the prior year, primarily related to the $5,221 million in payments related to the settlement of our gold sales contracts. Operating cash flow was also affected by higher realized gold prices, lower income taxes paid as a result of the production mix and the use of tax loss carry forwards, partially offset by higher gold cash costs, lower realized copper prices, and lower gold sales volumes.

Adjusted operating cash flow in 2009 was $2,899 million, representing a $645 million increase over 2008. Adjusted operating cash flow was affected by the same factors as operating cash flow and was adjusted for the $5,221 million charge related to the elimination of our gold sales contracts.

FACTORS AFFECTING OPERATING CASH FLOW

Cash used in investing activities amounted to $2,415 million, a decrease of $1,505 million compared to the prior year, primarily related to a decrease in acquisitions, partially offset by an increase in capital expenditures. Significant investing activities in 2008 included the $1.7 billion cash acquisition of the additional 40% interest in Cortez and the $460 million cash acquisition of Barrick Energy. Capital expenditures, including capitalized interest, amounted to $2,358 million, of which $784 million were sustaining capital expenditures related to our operating mines and $965 million related to our development projects on an equity basis.

Capital Expenditures(1),(2)

($ millions)
For the years ended December 31	2009	2008	2007
Project capital expenditures
Buzwagi(3)	$52	$273	$66
Pascua-Lama	202	112	102
Pueblo Viejo	433	157	—
Cortez Hills	278	155	75
Kainantu	—	4	—
Sedibelo	—	38	—
Sub-total(4)	$965	$739	$243
Capital expenditures attributable to non-controlling interests(5)	292	104	—
Total project capital expenditures	$1,257	$843	$243
Minesite expansionary capital expenditures
Golden Sunlight	$37	—	—
Veladero(6)	23	—	—
Total capital expenditures — minesite expansionary	$60	—	—
Sustaining capital expenditures
North America	$170	$161	$143
South America	181	154	195
Australia Pacific	245	215	218
Africa(3)	134	172	106
Other(7)	54	40	17
Total capital expenditures — minesite sustaining	$784	$742	$679
Capitalized interest	257	191	124
Total	$2,358	$1,776	$1,046

(1)	The amounts presented in this table include the results of discontinued operations.
(2)	These amounts are presented on a cash basis consistent with the amounts presented on the consolidated statement of cash flows.
(3)	Buzwagi entered into production as of May 1, 2009. Capital expenditures from May onwards have been reflected in minesite sustaining, although construction continued until third quarter 2009.
(4)	On an accrual basis, our share of project capital expenditures is $1,364 million including capitalized interest.
(5)	Amount reflects our partner’s share of expenditures at the Pueblo Viejo project on a cash basis.
(6)	These amounts include capital expenditures related to the development of a new pit at our Veladero mine.
(7)	These amounts include capital expenditures at Barrick Energy.

Cash provided by financing activities for 2009 was $5,829 million. The significant financing activities were the Common Share Offering and Debt Offering, representing combined net proceeds of $5,104 million used in the fourth quarter settlement of the gold sales contracts. Other financing activities included proceeds of $750 million from debt issuance in first quarter, and the silver sale deposit received from Silver Wheaton for $213 million. These amounts were partially offset by debt repayments of $397 million and dividend payments of $369 million.

Financial Instruments

We use a mixture of cash, long-term debt and shareholders’ equity to maintain an efficient capital structure and ensure adequate liquidity exists to meet the cash needs of our business. We use interest rate contracts to mitigate interest rate risk that is implicit in our cash balances and outstanding long-term debt. In the normal course of business, we are inherently exposed to currency and commodity price risk. We use currency and commodity hedging instruments to mitigate these inherent business risks. We also hold certain derivative instruments that do not qualify for hedge accounting treatment. These non-hedge derivatives are described in note 20 to our consolidated financial statements. For a discussion of certain risks and assumptions that relate to the use of derivatives, including market risk, market liquidity risk and credit risk, refer to notes 2 and 20 to our consolidated financial statements. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer to note 20 to our consolidated financial statements.

Counterparty Risk

Our financial position is also dependent, in part, on our exposure to the risk of counterparty defaults related to the net fair value of our derivative contracts, including the liabilities related to our Floating Contracts. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Counterparty risk can be assessed both in terms of credit risk and liquidity risk. For cash and equivalents and accounts receivable, credit risk represents the carrying amount on the balance sheet, net of any overdraft positions.

For derivatives, when the fair value is positive, this creates credit risk. When the fair value of a derivative is negative, we assume no credit risk. However, liquidity risk exists to the extent a counterparty is no longer able to perform in accordance with the terms of the contract due to insolvency. In cases where we have a legally enforceable master netting agreement with a counterparty, credit risk exposure represents the net amount of the positive and negative fair values for similar types of derivatives. For a net negative amount, we regard credit risk as being zero. For a net positive amount, this is a reasonable basis to measure credit risk when there is a legally enforceable master netting agreement. We mitigate credit and liquidity risk by:

•        Entering into derivatives with high credit-quality counterparties;

•        Limiting the amount of exposure to each counterparty; and

•        Monitoring the financial condition of counterparties.

As of December 31, 2009, we had 26 counterparties to our derivative positions, including the Floating Contracts, consisting primarily of large commercial banks. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. For those counterparties in a net asset position, three hold greater than 10% of our mark-to-market asset position, with the largest counterparty holding 28%. For those counterparties in a net liability position, four hold greater than 10% of our mark-to-market liability position, with the largest counterparty holding 18%. Through January 29, 2010, none of the counterparties with which we held outstanding contracts had declared insolvency.

Summary of Financial Instruments

As at and for the year ended December 31, 2009

Financial Instrument	Principal/ Notional Amount	Associated Risks
Cash and equivalents	$ 2,564 million	• Interest rate
• Credit
Accounts receivable	$ 251 million	• Credit
Available-for-sale securities	$ 61 million	• Market
Floating Contracts	$ 655 million	• Interest rate
Accounts payable	$ 1,221 million	• Interest rate
Long-term debt	$ 6,264 million	• Interest rate
Restricted share units	$ 124 million	• Market
Deferred share units	$ 6 million	• Market
Derivative instruments — currency contracts	C $ 408 million A $ 4,459 million CLP 36,240 million	• Market/liquidity
Derivative instruments — copper contracts	203 million lbs	• Market/liquidity
• Credit
Derivative instruments — energy contracts	Fuel 4.1 million bbls Propane 12 million gallons Natural Gas 0.8 million gigajoules	• Market/liquidity • Credit
Non-hedge derivatives	various	• Market/liquidity • Credit

Commitments and Contingencies

Capital Expenditures Not Yet Committed

We expect to incur capital expenditures during the next five years for both projects and producing mines.  The projects are at various stages of development, from preliminary exploration or scoping study stage through to the construction execution stage. The ultimate decision to incur capital expenditures at each potential site is subject to positive results which allow the project to advance past decision hurdles. Three projects were at an advanced stage at December 31, 2009, namely Cortez Hills, Pueblo Viejo and Pascua-Lama (refer to page 60 for further details).

Contractual Obligations and Commitments

	Payments due
($ millions)						2015 and
As at December 31, 2009	2010	2011	2012	2013	2014	thereafter	Total
Long-term debt(1)
Repayment of principal	$30	$10	$139	$565	$350	$5,108	$6,202
Capital leases	24	14	10	9	3	2	62
Interest	366	359	361	345	320	4,075	5,826
Asset retirement obligations(2)	89	77	52	56	128	1,269	1,671
Operating leases	13	7	3	—	—	—	24
Restricted share units	38	47	39	—	—	—	124
Pension benefits	29	23	23	23	23	111	232
Other post-retirement obligations	3	3	3	3	2	11	25
Derivative liabilities(3)	538	79	170	56	2	—	845
Purchase obligations for supplies and consumables(4)	497	206	126	98	89	191	1,207
Capital commitments(5)	855	241	51	1	—	—	1,148
Social development costs	101	10	9	9	39	42	210
Total	$2,584	$1,076	$986	$1,165	$956	$10,809	$17,576

(1)

Long-term Debt and Interest — Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The Veladero financing is collateralized by assets at the Veladero mine. Pursuant to the terms of the Veladero financing, certain operational and technical requirements must be achieved prior to December 31, 2009. An extension was granted until March 31, 2010 to amend the relevant documents, with an expectation that these necessary operational and technical requirement deadlines will be postponed until December 31, 2010. If the amendments are not obtained, Barrick may be required to repay the debt prior to its scheduled maturity. As at December 31, 2009, the outstanding debt is about $62 million. Other than this security, we are not required to post any collateral under any debt obligations. The terms of our debt obligations would not be affected by deterioration in our credit rating. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2009. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

(2)	Asset Retirement Obligations — Amounts presented in the table represent the undiscounted future payments for the expected cost of asset retirement obligations.
(3)

Derivative Liabilities — Amounts presented in the table relate to derivative contracts disclosed under notes 2 and 20 to the consolidated financial statements. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions.

(4)	Purchase Obligations for Supplies and Consumables — Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
(5)

Capital Commitments — Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. Commitments at the end of 2009 mainly related to construction capital at Pueblo Viejo and Pascua-Lama.

Litigation and Claims

We are currently subject to various litigation as disclosed in note 30 to the consolidated financial statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Review of Quarterly Results

Quarterly Information(1)	2009				2008
($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales(2)	$2,452	$2,096	$2,029	$1,827	$2,110	$1,878	$1,967	$1,958
Realized price(3) — gold	1,119	971	931	915	809	874	898	930
Realized price(3) — copper	3.44	2.90	3.18	2.93	3.06	3.49	3.65	3.50
Cost of sales	1,013	971	975	955	1,191	1,028	882	775
Net income/(loss)	215	(5,350)	492	371	(468)	254	485	514
Per share(4) — (dollars)	0.22	(6.07)	0.56	0.42	(0.54)	0.29	0.56	0.59
Adjusted net income(5)	604	473	431	296	277	404	442	537
Per share(4) — (dollars)	0.61	0.54	0.49	0.34	0.32	0.46	0.51	0.62
EBITDA(6)	813	(4,933)	954	655	(45)	522	886	984
Operating cash flow	(4,300)	911	718	349	439	544	505	718
Adjusted operating cash flow(7)	$921	$911	$718	$349	$439	$544	$505	$718

(1)	The amounts presented in this table include the results of discontinued operations.
(2)	Per our consolidated financial statements.
(3)

Per ounce/pound weighted average. Realized price is a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation, please see page 89 of this MD&A.

(4)	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
(5)	Adjusted net income is a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation, please see page 85 of this MD&A.
(6)	EBITDA is a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation, please see page 88 of this MD&A.
(7)	Adjusted operating cash flow is a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation, please see page 86 of this MD&A.

Our financial results for the last eight quarters reflect: volatile spot gold and copper prices that impact realized sales price and generally higher gold and copper production costs mainly caused by inflationary pressures. The net loss realized in third quarter 2009 includes a $5.7 billion charge relating to a decision to eliminate our gold sales contracts. In fourth quarter 2008, the net loss included write-downs of goodwill and property, plant and equipment, and investments totaling $773 million, net of tax.

Fourth Quarter Results

In fourth quarter 2009, we reported net income of $215 million, compared to a loss of $468 million in the same prior year period. The loss in fourth quarter 2008 was primarily driven by post-tax impairment charges totaling $773 million. Adjusted net income in fourth quarter 2009, which excludes the impact of impairment charges, was $327 million higher than the same prior year period, an increase of 118%, as higher gold and copper prices and higher copper sales volumes were offset by lower gold sales volumes and higher total cash costs for gold and copper.

In fourth quarter 2009, we sold 1.82 million ounces of gold and 118 million pounds of copper, compared to 2.19 million ounces and 105 million pounds in the same prior year quarter. Sales in fourth quarter 2009 were higher than the same prior year period reflecting higher market prices for both copper and gold and higher copper sales volumes. In fourth quarter 2009, cost of sales applicable to gold was $872 million or $474 per ounce on a total cash cost basis, a decrease of $186 million and increase of $3 per ounce from the prior year, respectively. Cost of sales applicable to gold was impacted by lower production in fourth quarter 2009, compared to the same prior year period. Total cash costs for gold were slightly higher, as the regional production mix shifted to our higher cost regions in fourth quarter 2009. Net cash costs decreased by $61 per ounce to $321 per ounce, compared to $382 per ounce in the prior year reflecting higher realized copper prices and lower copper total cash costs.

Operating cash flow in fourth quarter 2009 was $(4,300) million, a significant decrease from the same prior year period as a result of the cost of settling the gold sales contracts amounting to $5,221 million. Adjusted operating cash flow in fourth quarter 2009, which excludes the cost of settling the gold sales contracts, was $921 million, a 110% increase over the same prior year period reflecting higher market prices for gold and copper and an increase in copper sales volumes.

US GAAP Critical Accounting Policies and Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain.

Our financial condition and results of operations are reported using accounting policies and methods prescribed by US GAAP. In certain cases, US GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable yet result in our reporting materially different amounts. We exercise judgment in selecting and applying our accounting policies and methods to ensure that, while US GAAP compliant, they reflect our judgment of an appropriate manner in which to record and report our financial condition and results of operations.

Accounting Policy Changes in 2009

This section includes a discussion of significant accounting policy changes and critical accounting estimates that were adopted in our 2009 consolidated financial statements.

On July 1, 2009, the Financial Accounting Standards Board’s (FASB) Codification of US GAAP was launched as the sole source of authoritative non-governmental US GAAP. The Accounting Standards Codification (“ASC”) is not intended to change US GAAP, but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards. We have updated any references to US GAAP to reflect the Codification.

Measuring Fair Value of Liabilities

In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05, Measuring Fair Value of Liabilities which is effective prospectively for interim periods beginning after August 1, 2009, with early adoption permitted. Existing guidance required that the fair value of liabilities be measured under the assumption that the liability is transferred to a market participant. ASU 2009-05 provides further clarification that fair value measurement of a liability should assume transfer to a market participant as of the measurement date without settlement with the counterparty. Therefore, the fair value of the liability shall reflect non-performance risk, including but not limited to a reporting entity’s own credit risk. We have adopted ASU 2009-05 in fourth quarter 2009.

Interim Disclosures about Fair Value of Financial Instruments

In April 2009, to enhance the transparency surrounding the treatment of financial instruments, the FASB issued new guidance requiring disclosures relating to the fair value of financial instruments to be made at each interim reporting period regardless of how these instruments are recognized in the financial statements. We adopted the increased disclosure requirements beginning in first quarter 2009. Refer to note 21 for related disclosures.

Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities

In December 2008, the FASB issued guidance for the purpose of improving the transparency of transfers of financial assets and an enterprise’s involvement with variable interest entities (VIEs), including qualifying special-purpose entities (QSPEs). The impact on our financial reporting requirements is limited to the new VIE disclosures.

The VIE disclosure requirements focus on an enterprise’s involvement with VIEs and its judgments about the accounting for them. The new guidance also required disclosure of the details of any financial or other support provided to a VIE that the enterprise was not previously contractually required to provide, and the primary reasons for providing the support. The primary beneficiary of a VIE is also required to disclose the terms of any arrangements that could require the enterprise to provide future support to the VIE. In addition, it required disclosure of the carrying amount and classification of the variable interest entity’s assets and liabilities in the Balance Sheet and a reconciliation of those amounts to the enterprise’s maximum exposure to loss.

The adoption of this guidance has resulted in expanded disclosure around our involvement with our VIEs and the significant judgments and assumptions we make in accounting for them. We have also included tables that reflect how our consolidated VIEs are included in our Consolidated Statement of Income and Balance Sheet.

Disclosures about Derivative Instruments and Hedging Activities

In first quarter 2009, we adopted new disclosure requirements for derivative instruments and hedging activities issued by the FASB in March 2008. Under this new guidance, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. To the extent the required information was not previously disclosed in our 2008 annual consolidated financial statements, we incorporated new disclosures in note 20.

Business Combinations

In first quarter 2009, we began applying the new provisions for business combinations consummated after December 31, 2008. Under the new guidance, business acquisitions are accounted for under the “acquisition method”, compared to the “purchase method” mandated previously.

The more significant changes to our accounting for business combinations that will result from applying the acquisition method include: (i) the definition of a business is broadened to include some development stage entities, and therefore more acquisitions may be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under the previous requirements, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under the previous guidance these costs were capitalized as part of the business combination; (v) the assets acquired and liabilities assumed as part of a business combination, whether full, partial or step acquisition, result in all assets and liabilities recorded at 100% of fair value, whereas under the previous requirements only the controlling interest’s portion is recorded at fair value; (vi) recognition of a bargain purchase gain when the fair value of the identifiable assets exceeds the purchase price, whereas under the previous guidance, the net book value of the identifiable assets would have been adjusted downward; and (vii) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under previous guidance the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.

Non-controlling Interests in Consolidated Financial Statements

In first quarter 2009, we adopted the provisions for non-controlling interests issued by the FASB in December 2007. Under the new guidance, non-controlling interests are measured at 100% of the fair value of assets acquired and liabilities assumed. Prior to the effective date of the new guidance, non-controlling interests were measured at book value. For presentation and disclosure purposes, non-controlling interests are now classified as a separate component of equity. In addition, the new guidance changes the manner in which increases/decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Further, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance.

The new provisions are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the consolidated financial statements. The presentation and disclosure provisions resulted in the reclassification of non-controlling interests to the Equity section of the Balance Sheet totaling $484 million as at December 31, 2009 (December 31, 2008: $182 million).

Employers’ Disclosures about Post Retirement Benefit Plan Assets

In December 2008, the FASB issued guidance on employers’ disclosures about their post retirement benefit plan assets. The objectives of the disclosures about plan assets in an employer’s defined benefit pension or other post retirement plan are to provide users of financial statements with an understanding of: (i) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies; (ii) the major categories of plan assets; (iii) the inputs and valuation techniques used to measure the fair value of plan assets; (iv) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period; and (v) significant concentrations of risk within plan assets. We adopted the increased disclosure requirements beginning in fourth quarter 2009. Refer to note 29 for related disclosures.

Future Accounting Policy Changes

This section includes a discussion of future accounting changes that may have a significant impact on our consolidated financial statements.

Amendments to Accounting for VIEs

In second quarter 2009, the FASB issued an amendment to its guidance on VIEs. Although not effective until first quarter 2010, this new guidance makes significant changes to the model for determining who should consolidate a VIE and how often this assessment should be performed. We are assessing the impact of these changes on our consolidated financial statements.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment

We record amortization expense based on the estimated useful economic lives of long-lived assets. Changes in reserve estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimate that most significantly affects the measurement of amortization is quantities of proven and probable gold and copper reserves, because we amortize a large portion of property, plant and equipment using the units-of-production method. The estimation of quantities of gold and copper reserves, in accordance with the principles in Industry Guide No. 7, issued by the US Securities and Exchange Commission (“SEC”) is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserve estimates to substantially change from period to period. Actual gold and copper production could differ from expected gold and copper production based on reserves, and an adverse change in gold or copper prices could make a reserve uneconomic to mine. Variations could also occur in actual ore grades and gold, silver and copper recovery rates from estimates.

A key trend that could reasonably impact reserve estimates is rising market mineral prices, because the mineral price assumption used in preparing reserve estimates is calculated based on the trailing three-year average market price. As this assumption rises, it could result in an upward revision to reserve estimates as material not previously classified as a reserve becomes economic at higher gold prices. Following the recent trend in market gold prices over the last three years, the mineral price assumption used to measure reserves has also been rising. The gold price assumption was $825(16) per ounce in 2009 (2008: $725 per ounce; 2007: $575 per ounce). The copper price assumption was $2.00 per pound in 2009 (2008: $2.00 per pound; 2007: $2.00 per pound).

The impact of a change in reserve estimates is generally more significant for mines near the end of the mine life because the overall impact on amortization is spread over a shorter time period. Also, amortization expense is more significantly impacted by changes in reserve estimates at underground mines than open-pit mines due to the following factors:

(i)	Underground development costs incurred to access ore at underground mines are significant and amortized using the units-of-production method; and

(ii)

Reserves at underground mines are often more sensitive to mineral price assumptions and changes in production costs. Production costs at underground mines are impacted by factors such as dilution, which can significantly impact mining and processing costs per ounce.

Impact of Historic Changes in Reserve Estimates on Amortization for the years ended December 31

	2009		2008
($ millions, except reserves in millions of contained oz/pounds)	Reserves increase (decrease)(1)	Amortization increase (decrease)	Reserves increase (decrease)(1)	Amortization increase (decrease)
Gold
North America(2)	9.6	$(32)	3.1	$(9)
Australia Pacific	0.3	(11)	3.6	(39)
Africa	(0.5)	(2)	1.5	(10)
South America(3)	13.5	(9)	0.5	(5)
Total Gold	22.9	$(54)	8.7	$(63)
Copper
Australia Pacific(4)	(153)	$(3)	(51)	$10
South America(3)	1,023	(13)	750	(4)
Total Copper	870	$(16)	699	$6

(1)

Each year we update our reserve estimates as at the end of the year as part of our normal business cycle. We then use those updated reserve estimates to calculate amortization expense in the following fiscal year on assets which use the units-of-production method of amortization. Reserve changes presented were calculated as at the end of 2008 and 2007 and are in millions of contained ounces/pounds.

(2)

The increase in reserves attributable to North America is primarily due to the acquisitions of the additional 40% interest of Cortez reflected in third quarter 2008 and the additional 50% of Hemlo reflected in third quarter 2009. The impact of this reserve increase on amortization is partially offset by the increase in property, plant and equipment at Cortez and Hemlo as a result of the purchase price allocation.

(3)

The increase in gold and copper reserves in South America is primarily due to the inclusion of Cerro Casale in reserves at the end of 2008. Cerro Casale is a development project and therefore this increase does not impact current amortization expense.

(4)

Amortization expense in 2009 reflects the impairment charges at Osborne in fourth quarter 2008 which reduced property, plant and equipment to salvage values. Consequently, the decrease in reserves had an insignificant impact on amortization expense recorded in 2009.

Long-Lived Asset and Goodwill Impairment Evaluations

Producing Mines and Development Projects

On an annual basis, as at October 1, and at any other time if events or changes in circumstances indicate that the fair value of a reporting unit has been reduced below its carrying amount, we evaluate the carrying amount of goodwill for potential impairment by comparing its fair value to its carrying amount. We also evaluate the long-lived assets of a reporting unit for potential impairment when events or changes in circumstances indicate that its fair value has been reduced below its carrying amount by comparing that reporting unit’s undiscounted cash flows to its carrying amount (referred to as a “screen test”.) When a potential long-lived asset impairment is identified as a result of the screen test, the amount of impairment is calculated by comparing its fair value to its carrying amount.

There is no active market for our reporting units. Consequently, when assessing a reporting unit for impairment, we use an income approach (being the net present value of expected future cash flows from our LOM plans, or net asset value (“NAV”) of the relevant reporting unit) to determine the fair value we could receive for the reporting unit in an arm’s length transaction at the measurement date. For our gold

(16) Reserves at Cerro Casale and Round Mountain have been calculated using an assumed price of $800 per ounce.

reporting units, we apply a market multiple to the NAV in order to assess their estimated fair value. Gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV. Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of an operating gold mine.

Included in these forecasts is the production of mineral resources that do not currently qualify for inclusion in proven and probable ore reserves where there is a high degree of confidence in its economic extraction. This is consistent with the methodology we use to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets. Other significant estimates employed in our assessment of fair value include, short-term and long-term metal prices, foreign exchange rates, the price of oil, weighted average cost of capital used in discounting and the NAV multiple. For further information on these estimates refer to note 17 of our consolidated financial statements.

In fourth quarter 2009, we finalized our long-term life of mine (“LOM”) plans. Based on a review of those plans, we identified Darlot, Kanowna and Plutonic gold mines in Australia as being potentially impaired as a result of the screen test. Consequently, we compared the estimated fair value of each reporting unit to its carrying amount and recorded an impairment charge of $43 million at Plutonic, primarily as a result of a significant reduction in its proven and probable reserves and its remaining mine life. No impairments were recorded at Darlot or Kanowna (2008: Marigold $12 million and Osborne $57 million, included in discontinued operations).

In fourth quarter 2009, we also conducted our annual goodwill impairment test on all of our reporting units to which goodwill has been assigned, by comparing their estimated fair value to their carrying amounts. As a result, we recorded a goodwill impairment charge of $63 million at our Plutonic gold mine in Australia (2008: Kanowna $272 million; North Mara $216 million; Osborne $64 million, included in discontinued operations; Henty $30 million, included in discontinued operations; Marigold $8 million; and Barrick Energy $88 million).

Exploration Properties

After acquisition, various factors can affect the recoverability of the capitalized cost of land and mineral rights, particularly the results of exploration drilling. The length of time between the acquisition of land and mineral rights and when we undertake exploration work varies based on the prioritization of our exploration projects and the size of our exploration budget. If we determine that a potential impairment condition may exist, we compare the sum of the undiscounted cash flows expected to be generated from the project to its carrying amount. If the sum of undiscounted cash flows is less than the carrying amount, an impairment charge is recognized if the carrying amount of the individual long-lived assets within the group exceeds their fair value. For projects that do not have reliable cash flow projections, a market approach is applied.

In 2008, we completed a bankable feasibility study (“BFS”) for our Sedibelo platinum project in South Africa meeting the conditions for a 10% interest in the property. We also held the right to increase our interest to 65% in return for a decision to develop Sedibelo and payment of approximately $106 million in fourth quarter 2009. In third quarter 2009, after conducting a thorough review of development alternatives to maximize the project’s potential, we decided not to increase our ownership interest in Sedibelo. As a result of this decision, we recorded an impairment charge of $158 million in third quarter 2009, reducing the carrying amount of our investment in the project and related assets to their estimated fair values. Further, as a result of Barrick’s decision to not develop the Sedibelo project, our partner’s right to purchase our 10% interest by reimbursing us for direct and proven costs of prospecting activities and compiling the BFS, was triggered. This 90 day right expires at the end of February 2010.

Intangible Assets

Intangible assets having indefinite lives and intangible assets that are not yet ready for use are not amortized and are reviewed annually for impairment. We also review and test the carrying amounts of all intangible assets when events or changes in circumstances suggest that their carrying amount may not be recoverable.

In third quarter, after making a decision not to continue developing the Sedibelo project, we recorded an impairment charge of $34 million for water rights (2008: Nil). No other indications of impairment were noted in 2009.

Production Stage

We assess each mine construction project to determine when a mine moves into production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project, such as the complexity of a plant or its location. We consider various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into production stage. Some of the criteria considered would include, but are not limited to, the following: (1) the level of capital expenditures compared to construction cost estimates; (2) completion of a reasonable period of testing of mine plant and equipment; (3) ability to produce minerals in saleable form (within specifications); and (4) ability to sustain ongoing production of minerals.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, underground mine development or reserve development.

Pre-production stripping costs are capitalized until an “other than de minimis” level of mineral is produced, after which time such costs are either capitalized to inventory or expensed. We consider various relevant criteria to assess when an “other than de minimis” level of mineral is produced. Some of the criteria considered would include, but are not limited to, the following: (1) the amount of ounces mined versus total ounces in reserves; (2) the amount of ore tons mined vs. total LOM expected ore tons mined; (3) the current stripping ratio versus the LOM strip ratio; and (4) the ore grade versus the LOM grade.

Fair Value of Asset Retirement Obligations (“AROs”)

AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. We record the fair value of an ARO in our consolidated financial statements when it is incurred and capitalize this amount as an increase in the carrying amount of the related asset. At operating mines, the increase in an ARO is recorded as an adjustment to the corresponding asset carrying amount and results in a prospective increase in amortization expense. At closed mines, any adjustment to an ARO is charged directly to earnings.

The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. We prepare estimates of the timing and amounts of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances, or if we are required to submit updated mine closure plans to regulatory authorities. In the future, changes in regulations or laws or enforcement could adversely affect our operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, our mining properties, could result in us suffering significant costs. We mitigate these risks through environmental and health and safety programs under which we monitor compliance with laws and regulations and take steps to reduce the risk of environmental contamination occurring. We maintain insurance for some environmental risks; however, for some risks, coverage cannot be purchased at a reasonable cost. Our coverage may not provide full recovery for all possible causes of loss. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of an ARO is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over periods up to 40 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of an ARO, the fair value of AROs can materially change over time.

At our operating mines, we continue to record AROs based on disturbance of the environment over time. It is reasonably possible that circumstances could arise during or by the end of the mine life that will require material revisions to AROs. In particular, the extent of water treatment can have a material effect on the fair value of AROs, and the expected water quality at the end of the mine life, which is the primary driver of the extent of water treatment, can change significantly. We periodically prepare updated studies for our mines, following which it may be necessary to adjust the fair value of AROs. The period of time over which we have assumed that water quality monitoring and treatment will be required has a significant impact on AROs at closed mines. The amount of AROs recorded reflects the expected cost, taking into account the probability of particular scenarios. The difference between the upper end of the range of these assumptions and the lower end of the range can be significant, and consequently changes in these assumptions could have a material effect on the fair value of AROs and future earnings in a period of change.

At one closed mine, the principal uncertainty that could impact the fair value of the ARO is the manner in which a tailings facility will need to be remediated. In measuring the ARO, we have concluded that there are two possible methods that could be used. We have recorded the ARO using the more costly method until such time that the less costly method can be proven as technically feasible and approved.

AROs

($ millions)
As at December 31	2009	2008
Operating mines	$958	$832
Closed mines	208	201
Development projects	40	17
Other	24	16
Total	$1,230	$1,066

Deferred Tax Assets and Liabilities

Measurement of Temporary Differences

We are periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in our consolidated financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Valuation Allowances

Each period, we evaluate the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning activities. Levels of future taxable income are affected by, among other things, market gold prices, and production costs, quantities of proven and probable gold and copper reserves, interest rates and foreign currency exchange rates. If we determine that it is more likely than not (a likelihood of more than 50%) that all or some portion of a deferred tax asset will not be realized, we record a valuation allowance against the amount we do not expect to realize. Changes in valuation allowances are recorded as a component of income tax expense or recovery for each period. The most significant recent trend impacting expected levels of future taxable income and the amount of valuation allowances, has been rising market gold prices. A continuation of a trend of higher gold prices could lead to the release of some of the valuation allowances recorded, with a corresponding effect on earnings in the period of release. Conversely, a decline in market gold prices could lead to an increase in valuation allowances and a corresponding increase in income tax expense.

In 2008, we released $175 million of valuation allowances primarily because sources of income became available that enabled tax losses and US Alternative Minimum Tax (“AMT”) credits to be realized.

Valuation Allowances

($ millions)
As at December 31	2009	2008
United States	$136	$123
Argentina	119	61
Canada	45	50
Tanzania	30	30
Chile	22	23
Barbados	69	10
Other	60	21
Total	$481	$318

United States: most of the valuation allowances relate to AMT credits, which have an unlimited carry-forward period. Increasing levels of future taxable income due to higher gold selling prices and other factors and circumstances may result in our becoming a regular taxpayer under the US regime, which may cause us to release some, or all, of the valuation allowance on the AMT credits.

Chile, Argentina, Tanzania and Other: the valuation allowances relate to the full amount of tax assets in subsidiaries that do not have any present sources of gold production or taxable income. In the event that these subsidiaries have sources of taxable income in the future, we may release some or all of the valuation allowances.

Canada: most of the valuation allowances relate to capital losses that can only be utilized if any capital gains are realized.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and other financial disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with US GAAP.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A and Barrick’s Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this report. The Company’s disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to Management by others within those entities, particularly during the period in which this report is being prepared.

Due to inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change. Fourth quarter changes as a result of the organizational review described on page 33 included the simplification and clarification of roles and responsibilities related to internal control over financial reporting and disclosure. The Company has acted to largely maintain the organizational structure as regards year end reporting, thereby minimizing the impact to 2009. However, it is reasonable to conclude that these organizational changes will impact the internal control over financial reporting and disclosure frameworks in the upcoming year.

The management of Barrick, with the participation of our chief executive and financial officers, have evaluated the effectiveness of the design and operation of the internal controls over financial reporting and disclosure controls and procedures as of the end of the period covered by this report and have concluded that they were effective at a reasonable assurance level.

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2009 will be included in Barrick’s 2009 Annual Report and its 2009 Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

International Financial Reporting Standards (IFRS)

We have commenced the process to convert our basis of accounting from US GAAP to IFRS effective for our first quarter report in 2011. The transition date of January 1, 2010 will require the conversion, for comparative purposes, of our previously reported balance sheets as at December 31, 2009 and December 31, 2010 and our interim and annual consolidated statements of income and cash flows for 2010 from US GAAP to an IFRS basis.

The conversion to IFRS from US GAAP is a significant undertaking, and as a result, we established a dedicated IFRS conversion team in early 2009 to lead this process.

The implementation project consists of three primary phases: initial diagnostic phase; impact analysis, evaluation and solution development phase; and an implementation and review phase. We are now in the implementation and review phase, having completed the impact analysis, evaluation and solution development phase in the fourth quarter of 2009.

The following chart provides a summary of the key activities contained in our conversion plan, the estimated completion date for each of these activities as well as a current status update.

Key Activities	Timing	Current Status

Financial Statement Preparation

•        Analyze and select ongoing policies where alternatives are permitted including IFRS 1 exemptions

•        Quantify key differences between IFRS and the Company’s application of US GAAP

•        Revise Accounting Policy Manual

•        Prepare IFRS consolidated financial statements including first-time adoption reconciliations

•        Quantification of impact of key differences on opening balance sheet by Q2 2010

•        Revised Accounting Policy Manual in place by January 1, 2011

•        Skeleton IFRS consolidated financial statements to be prepared for senior management approval in Q3 2010

•        Audit Committee review of the skeleton consolidated financial statements in Q4 2010

•        Finalization of key accounting differences completed in Q4 2009

•        Senior management approval and audit committee review of accounting/policy changes and IFRS 1 elections obtained in Q4 2009

•        Development of Accounting Policy Manual is in progress

•        Development of draft consolidated financial statements and first-time adoption reconciliations in progress

Training • Provide technical training to key finance and accounting personnel in each of our RBUs • Provide specialized training to selected employees involved with the conversion to IFRS	• Ongoing training to key personnel as needed

•        Technical training provided to key personnel in each of our RBUs in Q4 2009

•        Specific training provided to selected groups involved with the IFRS conversion in Q4 2009

•        Further training is planned for 2010

Business Activities • Identify conversion impacts on financial covenants, executive compensation and contracts • Assess impact on budgeting and long-range plans • Identify impact on taxation

•        Financial covenant, executive compensation and contract analysis to be completed by Q3 2010

•        Budgeting and long-range planning impact to be completed by Q4 2010

•        Taxation analysis to be completed by Q2 2010

• Analysis is underway • Identification of taxation impacts is in progress

Financial information systems

•        Identify changes required to financial information systems and implement solutions

•        Determine and implement solution for capturing financial information under US GAAP and IFRS in 2010 (for comparative information)

	• Necessary changes to financial information systems implemented by transition date • Solution for capturing financial information under US GAAP and IFRS in Q1 2010	• Necessary changes to financial information systems is in progress • IFRS reporting application has been implemented to enable the capturing of financial information under both US GAAP and IFRS

Control environment

•        Maintain effective Disclosure Controls & Procedures (DC&P) and Internal Controls over Financial Reporting (ICFR) throughout the IFRS project

•        Design and implement new IFRS control environment

• Incremental controls to be developed by Q2 2010 for the review of IFRS comparative financial information • Redesigned business process standards and controls to be in place by Q1 2011

•        Completed impact assessment of IFRS technical accounting differences on financial reporting risks, procedures, systems and controls

•        Business processes are being assessed and redesigned (as needed) as the project progresses

Set out below are the key areas where changes in accounting policies are expected that could have a significant impact on our consolidated financial statements. The list and components below should not be regarded as a complete list of changes that will result from the transition to IFRS. It is intended to highlight those areas we believe to be most significant. In addition, the differences described below are based on US GAAP and IFRS standards as they exist today. At this stage, we have not completed quantifying the impact of these differences on our consolidated financial statements.

Production phase stripping costs

Under US GAAP, the removal of overburden and other waste materials to access ore from which minerals can be extracted during the production phase at a mine, referred to as production phase stripping costs, are treated as variable production costs and are included in the costs of the inventory produced during the period in which the stripping costs are incurred. Under IFRS, there is currently no specific guidance on the accounting treatment of production phase stripping costs and, as a result, industry practice varies.

We have selected an accounting policy for production phase stripping costs whereby stripping costs that generate a future economic benefit will be capitalized as a mine development cost and amortized on a units of production basis over the attributable reserves that benefit from the stripping activity. This policy is consistent with the IFRS conceptual framework and the asset recognition criteria in IAS 16, Property, Plant and Equipment. The impact of this change in accounting policy will be a decrease in direct operating costs and an increase in amortization expense on the consolidated statement of income as well as a decrease in our total cash costs and net cash costs per ounce non-GAAP performance measures; an increase in operating cash flow and investing cash outflow on the consolidated statement of cash flow; and a decrease in inventory and an increase in property, plant and equipment on the consolidated balance sheet.

Definition of proven and probable (“2P”) reserves

Development costs incurred at a mineral property prior to establishment of 2P reserves are accounted for as current period operating expenses under US GAAP. We use SEC Industry Guide 7 (“Guide 7”) to determine when we have established 2P reserves. Development costs incurred after the establishment of 2P reserves are accounted for as capital expenditures. Under IFRS, we will use 2P reserves as defined by the Canadian Securities Administrators National Instrument 43-101 (“NI 43-101”) as the basis for our accounting. Generally, reserves are established under NI 43-101 at an earlier date than reserves under Guide 7, primarily due to the fact that Guide 7 requires a final feasibility study to be completed whereas NI 43-101 only requires a pre-feasibility level of study to be completed before mineralized material can be classified as a 2P reserve. Consequently, the impact of using NI 43-101 as the basis of our reserves for accounting purposes will be a decrease in operating costs and an increase in amortization expense on the consolidated statement of income; an increase in operating cash flow and investing cash outflow on the consolidated statement of cash flows; and an increase in property, plant and equipment on the consolidated balance sheet.

Impairment of non-current assets

Under US GAAP, long-lived asset impairment testing is done using a two-step approach whereby long-lived assets are first tested for recoverability based on the undiscounted cash flows they are expected to generate. If the undiscounted cash flow expected to be generated is higher than the carrying amount, then no impairment charge is required to be recorded. If the undiscounted cash flow is lower than the carrying amount of the assets, the assets are written down to their estimated fair value. Under IFRS, impairment testing is done using a one-step approach for both testing and measurement of impairment, with asset carrying amounts compared directly with the higher of fair value less costs to sell and value in use (which uses discounted cash flows). This may result in more frequent write-downs where carrying amounts of assets were previously supported under US GAAP on an undiscounted cash flow basis, but could not be supported on a discounted basis. However, the extent of any asset write-downs may be partially offset by the requirement under IFRS to reverse any previous impairment losses where circumstances have changed such that the impairments have reduced. US GAAP prohibits reversal of impairment losses.

Under US GAAP, we test goodwill for impairment at the individual mineral property level. Under IFRS, individual mineral properties can be aggregated for goodwill impairment testing purposes up to an operating segment level, provided that each of the mineral properties are expected to benefit from the synergies of the business combinations from which the goodwill arose and management does not internally manage goodwill at a lower level. Consequently, under IFRS we will test for goodwill impairment at the operating segment level. The impact of this change in accounting will be a reduction in the frequency and amounts of any future goodwill impairment charges.

Asset Retirement Obligations

Under US GAAP, we would only record an asset retirement obligation (“ARO”) if there is a legal requirement to incur restoration costs. Under IFRS, the threshold for recognizing a liability is a legal or constructive obligation. Consequently, based on our established pattern for carrying out restoration activities and/or based on our internal environmental policies, we have identified a number of sites where we have a constructive obligation and, as a result, have to record an ARO upon adoption of IFRS. In addition, under US GAAP, we are required to use a credit-adjusted risk-free interest rate to present value an ARO. Under IFRS, we will utilize a US dollar risk-free interest rate in order to present value an ARO. At this stage, we have not determined the net impact of these changes on our consolidated statement of income or our consolidated balance sheet. There will be no impact on our consolidated statement of cash flow.

First-time adoption of IFRS

Most adjustments required on transition to IFRS will be made retrospectively as of the date of the first comparative balance sheet presented, which is January 1, 2010. IFRS 1 provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The purpose of the election is to provide relief to companies and simplify the conversion process by not requiring them to recreate information that may not exist or may not have been collected at the inception of the transaction. We have analyzed the various exemptions available and are working towards implementing those most appropriate in our circumstances. Our IFRS 1 exemption decisions have been approved by senior management and reviewed by the Audit Committee of the Board of Directors in Q4 2009. The most significant IFRS 1 exemptions which we expect to apply in preparation of our first consolidated financial statements under IFRS are summarized in the following table:

Areas of key differences	Summary of Exemptions Available and Decisions
Asset Retirement Obligations

Under IFRS, when an ARO is established, we are required to set up a corresponding asset and depreciate it over the remaining useful life of the asset. Any changes in the ARO are added or deducted from the cost of the asset to which the obligation relates. Under IFRS 1, we have the option to take a simplified approach to calculate and record the asset related to the ARO on our opening IFRS balance sheet. We intend to take this election as it will simplify the conversion process.

Property, Plant and Equipment

We have the option to record property, plant and equipment at their fair value on transition to IFRS. This fair value becomes the deemed cost of the asset. The election can be taken on an asset-by-asset basis. We are currently analyzing the potential for utilizing this election on certain assets.

Business Combinations

Under IFRS, we have the option to either retroactively apply IFRS 3R Business Combinations to all business combinations or may elect to apply the standard prospectively only to those acquisitions which meet the expanded definition of a business combination after the date of transition.

Cumulative Translation Account (“CTA”)

We have the option to reclassify all cumulative translation gains or losses in accumulated other comprehensive income to retained earnings on transition. We intend to take the election as it will simplify the conversion process (cumulative translation differences will not have to be recalculated).

IFRS accounting standards, and the interpretation thereof, are constantly evolving. As a result, we expect that there may be additional new or revised IFRSs in relation to joint ventures, provisions, financial instruments, fair value and consolidation prior to the issuance of our first IFRS statements. Our conversion team monitors and evaluates IFRS accounting developments and updates our conversion plan as necessary. The future impacts of IFRS will also depend on the particular circumstances prevailing in those years. As noted above, the differences described above are those existing based on US GAAP and IFRS today.

Non-GAAP Financial Performance Measures(17)

Adjusted Net Income (Adjusted Net Income per Share)

Adjusted net income is a non-GAAP financial measure which excludes the following from net income:

•        Elimination of gold sales contracts

•        Effect of tax rate changes

•        Impairment charges related to goodwill, property, plant and equipment, and investments;

•        Gains/losses on acquisitions/dispositions;

•        Foreign currency translation gains/losses;

•       Non-recurring restructuring costs; and

•        Unrealized gains/losses on non-hedge derivative instruments

Management uses this measure internally to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. We believe that adjusted net income allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income in this measure include items that are recurring, management believes that adjusted net income is a useful measure of the Company’s performance because impairment charges and gains/losses on asset acquisitions/dispositions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Further, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivative contracts are not necessarily reflective of the underlying operating results for the reporting periods presented.

As noted, the Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect potential impairment charges, potential gains/losses on the acquisition/disposition of assets, foreign currency translation gains/losses, or unrealized gains/losses on non-hedge derivative contracts. Consequently, the presentation of adjusted net income enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net income based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

In 2009, we updated the items included in our reconciliation of net income to adjusted net income for items that are not reflective of the ongoing operational results. These adjustments will result in a more meaningful adjusted net income for investors and analysts to assess our current operating performance and to predict future operating results:

•        Added “Effect of tax rate changes” to exclude the effect of corporate income tax rate changes beyond the control of management.

•        Added “Elimination of gold sales contracts” to exclude any gains/losses related to the elimination of the contracts. Included in this line is the loss incurred upon initial recognition of the liability and any gains/losses due to mark-to-market adjustments through the date contracts were settled.

•        Added “Non-recurring restructuring costs” to exclude the non-recurring charges related to our Organization Review. Restructuring costs related to our mine closures are not included in this adjustment.

•        Adjusted “Gains/losses on the disposition of long-lived assets” to “Gains/losses on acquisitions/ dispositions” to include bargain purchase gains and gains on step acquisitions.

Adjusted net income is intended to provide additional information only and does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable US GAAP measure.

(17)         The amounts presented in the non-GAAP financial performance measure tables include the results of discontinued operations.

Reconciliation of Net Income to Adjusted Net Income

	For the years ended December 31			For the three months ended December 31
($ millions, except per share amounts in dollars)	2009	2008	2007	2009	2008
Net income	$(4,274)	$785	$1,119	$215	$(468)
Elimination of gold sales contracts	5,901	—	—	241	—
Effect of tax rate changes	59	—	—	59	—
Impairment charges related to goodwill, property, plant and equipment, and investments	259	899	59	102	773
Gains on acquisitions/dispositions(1)	(85)	(178)	(59)	(1)	(123)
Foreign currency translation (gains)/losses(2)	(95)	135	(73)	(22)	84
Unrealized (gains)/losses on non-hedge derivative instruments	30	20	(10)	4	11
Restructuring costs	15	—	—	6	—
Adjusted net income	$1,810	$1,661	$1,036	$604	$277
Net income per share(3)	(4.73)	0.90	1.29	0.22	(0.54)
Adjusted net income per share(3)	$2.00	$1.90	$1.19	$0.61	$0.32

(1)	Includes gains recorded on the Hemlo acquisition of $72 million. Refer to page 40 of this MD&A for further information.
(2)

Includes a currency translation gain of $70 million recorded in first quarter 2009 relating to Canadian deferred tax assets due to an election to adopt a US dollar functional currency for Canadian tax purposes.

(3)	Calculated using adjusted net income and weighted average number of shares outstanding under the basic method of earnings per share.

Adjusted Operating Cash Flow

Adjusted operating cash flow is a non-GAAP financial measure which excludes the effect of “Elimination of gold sales contracts.”

Management uses this measure internally to evaluate the underlying operating cash flow performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating cash flow. This settlement activity is not reflective of the underlying capacity of our operations to generate operating cash flow and therefore this adjustment will result in a more meaningful operating cash flow measure for investors and analysts to evaluate our performance in the period and assess our future operating cash flow generating capability.

Adjusted operating cash flow is intended to provide additional information only and does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable US GAAP measure.

Reconciliation of Operating Cash Flow to Adjusted Operating Cash Flow

	For the years ended December 31			For the three months ended December 31
($ millions)	2009	2008	2007	2009	2008
Operating cash flow	$(2,322)	$2,254	$1,768	$(4,300)	$439
Elimination of gold sales contracts	5,221	—	—	5,221	—
Adjusted operating cash flow	$2,899	$2,254	$1,768	$921	$439

Total Cash Costs per Ounce and Net Cash Costs per Ounce

Total cash costs per ounce/pound and net cash costs per ounce are non-GAAP financial measures. Both measures include all costs absorbed into inventory, as well as royalties, by-product credits, and production taxes, and exclude inventory purchase accounting adjustments, unrealized gains/losses from non-hedge currency and commodity contracts, and amortization and accretion. These measures also include the gross margin generated by our Barrick Energy business unit, which was acquired to mitigate our exposure to oil prices as a credit against gold production costs. The presentation of these statistics in this manner allows us to monitor and manage those factors that impact production costs on a monthly basis. These measures are calculated by dividing the aggregate of the applicable costs by gold ounces or copper pounds sold. These measures are calculated on a consistent basis for the periods presented.

Under purchase accounting rules, we record the fair value of acquired work in progress and finished goods inventories as at the date of acquisition. As the acquired inventory is sold, any purchase accounting adjustments, reflected in the carrying amount of inventory at acquisition, impacts cost of sales. The method of valuing these inventories is based on estimated selling prices less costs to complete and a reasonable profit margin. Consequently, the fair values do not necessarily reflect costs to produce consistent with ore mined and processed into gold and copper after the acquisition. Hence, we have removed such costs from our cash costs measurements. Many mining companies record the unrealized gains/losses from non-hedge currency and commodity contracts in other income, and therefore these amounts are not reflected in the cost of sales measures presented by these companies. Consequently, we believe that removing these unrealized gains/losses provides investors and analysts with a measure of our costs of production that is more comparable to the measures presented by other mining companies. We have provided below reconciliations to illustrate the impact of excluding inventory purchase accounting adjustments and unrealized gains/losses from non-hedge currency and commodity contracts from our total cash costs and net cash costs measures.

We calculate total cash costs and net cash costs based on our equity interest in production from our mines. We believe that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis. For mines where we hold less than a 100% share in the production, we exclude the economic share of gold production that flows to our partners who hold a non-controlling interest. Consequently, for the Tulawaka mine, although we fully consolidated the results of operations from this mine in our consolidated financial statements, our production and total cash costs and net cash costs statistics only reflect our equity share of the production.

Starting in 2008, we provided a net cash costs measure which treats the gross margin from all non-gold sales, whether or not these non-gold metals are produced in conjunction with gold, as a credit against the cost of producing gold. In 2009, we have begun using this measure to evaluate the overall performance of our business on a consolidated basis. A number of other gold producers present their costs net of the contribution from non-gold sales. We believe that including a measure of net cash costs per ounce on this basis provides investors and analysts with information with which to compare our performance to other gold producers, and to better assess the overall performance of our business. In addition, this measure provides information to enable investors and analysts to understand the importance of non-gold revenues to our cost structure.

Cash costs per ounce/pound statistics are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently.

Reconciliation of Cost of Sales to Total Cash Costs per Ounce/Pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper
For the years ended December 31	2009	2008	2007	2009	2008	2007
Cost of sales	$3,407	$3,377	$2,766	$361	$315	$232
Cost of sales applicable to discontinued operations	24	49	30	83	121	107
Cost of sales applicable to non-controlling interests(1)	(12)	(14)	(15)	—	—	—
Unrealized non-hedge gains/(losses) on currency and commodity contracts	7	(14)	(5)	—	—	—
Inventory purchase accounting adjustments	—	(16)	—	—	—	(9)
Impact of Barrick Energy	(20)	(14)	—	—	—	—
Total cash costs	$3,406	$3,368	$2,776	$444	$436	$330
Ounces/pounds sold — consolidated basis (000s ounces/millions pounds)	7,334	7,658	8,108	380	367	401
Ounces/pounds sold(1) — non-controlling interest (000s ounces)	(28)	(63)	(53)	—	—	—
Ounces/pounds sold — equity basis (000s ounces/millions pounds)	7,306	7,595	8,055	380	367	401
Total cash costs per ounce/per pound	$466	$443	$345	$1.17	$1.19	$0.82

(1)          Relates to our partner’s 30% interest in Tulawaka.

Net Cash Costs per Ounce

	For the years ended December 31			For the three months ended December 31
($ millions, except per ounce/pound data in dollars)	2009	2008	2007	2009	2008
Ounces gold sold — equity basis (000s)	7,306	7,595	8,055	1,823	2,190
Total cash costs per ounce — equity basis	$466	$443	$345	$474	$471
Revenues from copper sales	$943	$1,007	$1,065	$398	$321
Revenues from copper sales at discontinued operations	212	221	240	—	—
Unrealized non-hedge gold/copper derivative (gains) losses	49	(23)	(26)	13	(3)
Unrealized mark-to-market provisional price adjustments	(4)	38	10	(4)	—
Net revenues from copper excluding unrealized non-hedge gains/losses from copper contracts	1,200	1,243	1,289	407	318
Copper cost of sales per consolidated statement of income	361	315	232	128	122
Copper cost of sales from discontinued operations	83	121	107	—	—
Copper credits	$756	$807	$950	$279	$196
Copper credits per ounce	103	106	117	153	89
Net cash costs per ounce	$363	$337	$228	$321	$382

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net income:

•        income tax expense;

•        interest expense;

•        interest income; and

•        depreciation and amortization.

Management believes that EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

EBITDA is intended to provide additional information to investors and analysts, does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate EBITDA differently.

Starting in this MD&A, we are introducing “Adjusted EBITDA” as a non-GAAP measure. We have adjusted our EBITDA to remove the effect of “Elimination of gold sales contracts.” This settlement activity is not reflective of the underlying capacity of our operations to generate earnings and therefore this adjustment will result in a more meaningful earnings measure for investors and analysts to evaluate our performance in the period and assess our future earnings generating capability.

The following table provides a reconciliation of net income to EBITDA and adjusted EBITDA.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	For the years ended December 31			For the three months ended December 31
($ millions, except per share amounts in dollars)	2009	2008	2007	2009	2008
Net income	$(4,274)	$785	$1,119	$215	$(468)
Income tax expense	689	590	341	313	164
Interest expense	57	21	113	29	—
Interest income	(10)	(39)	(141)	(3)	(5)
Depreciation and amortization	1,024	990	1,004	259	264
EBITDA	$(2,514)	$2,347	$2,436	$813	$(45)
Elimination of gold sales contracts	5,933	—	—	241	—
Adjusted EBITDA	$3,419	$2,347	$2,436	$1,054	$(45)

Realized Prices

Realized price is a non-GAAP financial measure which excludes from sales:

•        Unrealized gains and losses on non-hedge derivative contracts;

•        Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts; and

•        Export duties

This measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market value of non-hedge gold and copper derivatives and unrealized mark-to-market gains and losses on outstanding receivables from copper and gold sales contracts are subject to change each period due to changes in market factors such as spot and forward gold and copper prices such that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production. The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. For those reasons, management believes that this measure provides a more accurate reflection of the Company’s past performance and is a better indicator of its expected performance in future periods.

Starting with second quarter 2009, we have begun to adjust our realized price calculation for export duties that are paid upon sale and are currently netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance.

The realized price measure is intended to provide additional information, and does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with

US GAAP. The measure is not necessarily indicative of sales as determined under US GAAP. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable US GAAP measure.

Reconciliation of Sales to Realized Price per Ounce/per Pound

($ millions, except per ounce/pound data in dollars)	Gold			Copper
For the years ended December 31	2009	2008	2007	2009	2008	2007
Sales	$7,135	$6,577	$4,949	$943	$1,007	$1,065
Sales applicable to discontinued operations	56	79	78	212	221	240
Sales applicable to non-controlling interests	(27)	(56)	(38)	—	—	—
Unrealized non-hedge gold/copper derivative (gains) losses	—	2	(2)	49	(23)	(26)
Unrealized mark-to-market provisional price adjustments	—	(1)	(2)	(4)	38	10
Export duties	30	23	15	—	—	—
Sales — as adjusted	$7,194	$6,624	$5,000	$1,200	$1,243	$1,289
Ounces/pounds sold (000s)	7,306	7,595	8,055	380	367	401
Realized gold/copper price per ounce/pound	$985	$872	$621	$3.16	$3.39	$3.22

Net Cash Margin

Management uses a non-GAAP financial measure, net cash margin, which represents realized price per ounce less net cash costs per ounce. This measure is used by management to analyze profitability trends and to assess the cash generating capability from the sale of gold on a consolidated basis in each reporting period, expressed on a unit basis. In this MD&A, we have placed greater emphasis on our net cash costs per ounce measure because we believe that it illustrates the performance of our business on a consolidated basis and enables investors to better understand our performance in comparison to other gold producers who present results on a similar basis. As part of this emphasis, we have introduced the measure “net cash margin”, to reflect the net contribution from our gold sales and is an important indicator of expected performance in future periods.

Our net cash margin is intended to provide additional information, does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate cash margin differently. The following table derives this non-GAAP measure from previously defined non- GAAP measures of realized gold price per ounce, total cash costs per ounce, and copper credit per ounce, as determined in the net cash cost reconciliation. Net cash margin could also be derived from realized price per ounce and net cash costs per ounce.

Reconciliation of Net Cash Margin per Ounce

	For the years ended December 31			For the three months ended December 31
(per ounce data in dollars)	2009	2008	2007	2009	2008
Realized gold price per ounce	$985	$872	$621	$1,119	$809
Total cash costs per ounce	466	443	345	474	471
Total cash margin per ounce	$519	$429	$276	$645	$338
Copper credit per ounce(1)	103	106	117	153	89
Net cash margin per ounce	$622	$535	$393	$798	$427

(1)	Copper credit per ounce is calculated as the margin from copper sales divided by gold ounces sold. Refer to the calculation in the net cash costs reconciliation on page 88.

Glossary of Technical Terms

AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulfide mineralization into amenable oxide ore.

BACKFILL: Primarily waste sand or rock used to support the roof or walls after removal of ore from a stope.

BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as copper and silver.

CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

CONTAINED OUNCES: Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

DEVELOPMENT: Work carried out for the purpose of opening up a mineral deposit. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden.

DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

DRILLING:

Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays. Used in mineral exploration.

In-fill: any method of drilling intervals between existing holes, used to provide greater geological detail and to help establish reserve estimates.

EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.

GRADE: The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.

Cut-off grade: the minimum metal grade at which an ore body can be economically mined (used in the calculation of ore reserves).

Mill-head grade: metal content of mined ore going into a mill for processing.

Recovered grade: actual metal content of ore determined after processing.

Reserve grade: estimated metal content of an ore body, based on reserve calculations.

HEAP LEACHING: A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold. The gold-laden solution is then collected for gold recovery.

HEAP LEACH PAD: A large impermeable foundation or pad used as a base for ore during heap leaching.

MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

MINERAL RESERVE: See pages 155 to 162 — “Summary Gold Mineral Reserves and Mineral Resources.”

MINERAL RESOURCE: See pages 155 to 162 — “Summary Gold Mineral Reserves and Mineral Resources.”

MINING CLAIM: That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.

MINING RATE: Tons of ore mined per day or even specified time period.

OPEN PIT: A mine where the minerals are mined entirely from the surface.

ORE: Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

ORE BODY: A sufficiently large amount of ore that can be mined economically.

OUNCES: Troy ounces of a fineness of 999.9 parts per 1,000 parts.

RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

REFINING: The final stage of metal production in which impurities are removed from the molten metal.

STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open pit methods. Expressed as the total number of tons mined or to be mined for each ounce of gold.

TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.